UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 7, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

September 30, 2022

TIM S.A.

INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

September 30, 2022

Index

Independent auditors’ report on quarterly information	1
Individual and consolidated quarterly information
Balance sheets	3
Statements of income	5
Statements of comprehensive income	7
Statements of changes in shareholders' equity	9
Statements of cash flows	11
Statements of added value	13
Performance comment	14
Notes to the individual and consolidated quarterly information	40
Fiscal Council’s Opinion	125
Statement of the Executive Officers on the quarterly information	126
Statement of the Executive Officers on the Independent auditors' report	127

Report on the review of individual and consolidated quarterly information

Independent auditor’s review report on quarterly information

Shareholders, Directors and Officers of

TIM S.A.

Rio de Janeiro - RJ

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Tim S.A. (the “Company”) for the quarter ended September 30, 2022, comprising the balance sheet as of September 30, 2022, and the statements of income and of comprehensive income for the three and nine-month periods then ended, and the statements of changes in shareholders’ equity and of cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial reporting, and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

1

Report on the review of individual and consolidated quarterly information

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR) and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statements of value added

The abovementioned quarterly information includes the individual and consolidated statement of value added (SVA) for nine-month period ended September 30, 2022, prepared under Company’s Management responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

Rio de Janeiro, November 7, 2022

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Fernando Alberto S. Magalhães

Accountant CRC-1SP133169/O-0

2

TIM S.A. and TIM S.A. and SUBSIDIARY
BALANCE SHEETS
September 30, 2022 and December 31, 2021
(In thousands of reais)

		Parent Company		Consolidated
	Note	September 2022	December 2021	September 2022

Assets		50,860,034	49,819,186	54,687,870

Current assets		8,128,081	15,398,048	9,341,046
Cash and cash equivalents	4	1,492,226	5,228,615	2,295,529
Marketable securities	5	1,407,296	4,568,020	1,407,296
Trade accounts receivable	6	3,171,738	3,066,906	3,372,073
Inventory	7	277,964	202,553	277,964
Indirect taxes, charges and contributions recoverable	8	417,834	354,620	421,670
Direct taxes, charges and contributions recoverable	9	621,892	1,311,906	623,694
Prepaid expenses	11	307,934	275,148	510,361
Derivative financial instruments	38	167,884	134,292	167,884
Leases	17	31,655	30,076	31,655
Other amounts recoverable	18	13,265	28,661	13,265
Other assets	13	218,393	197,251	219,655

Non-current assets		42,731,953	34,421,138	45,346,824
Long-term receivables		4,161,890	3,925,956	4,732,877
Marketable securities	5	11,732	11,508	11,732
Trade accounts receivable	6	233,826	186,301	233,826
Indirect taxes, charges and contributions recoverable	8	856,840	905,312	863,161
Direct taxes, charges and contributions recoverable	9	781,266	730,455	781,266
Deferred income tax and social contribution	10	525,535	536,888	1,090,201
Judicial deposits	12	684,629	718,773	684,629
Prepaid expenses	11	85,515	83,139	85,515
Derivative financial instruments	38	700,712	521,627	700,712
Leases	17	214,025	213,045	214,025
Other assets	13	67,810	18,908	67,810

Investment	14	6,572,048	1,601,703	1,562,705
Property, plant and equipment	15	19,428,149	18,308,400	23,101,757
Intangible	16	12,569,866	10,585,079	15,949,485

Explanatory notes are an integral part of the quarterly information.

3

TIM S.A. and TIM S.A. and SUBSIDIARY
BALANCE SHEETS
September 30, 2022 and December 31, 2021
(In thousands of reais)
		Parent Company		Consolidated
	Note	September 2022	December 2021	September 2022

Liabilities and Shareholders´ equity		50,860,034	49,819,186	54,687,870

Total liabilities		25,564,245	24,712,080	29,392,081

Current liabilities		9,169,529	10,611,482	10,326,350
Suppliers	19	3,850,309	3,267,404	4,147,244
Loans and financing	21	158,934	538,450	158,934
Lease liabilities	17	1,309,776	1,269,878	1,842,442
Derivative financial instruments	38	388,877	194,837	388,877
Payroll and related charges		319,880	303,239	319,880
Indirect taxes, charges and contributions payable	22	1,789,860	1,418,682	1,920,843
Direct taxes, charges and contributions payable	23	127,835	245,113	132,947
Dividends and interest on shareholders’ equity payable	27	477,817	533,580	477,817
Authorizations payable	20	511,302	2,630,169	511,302
Deferred revenues	24	211,720	197,179	295,789
Other liabilities	26	23,219	12,951	130,275

Non-current liabilities		16,394,716	14,100,598	19,065,731
Loans and financing	21	4,622,222	3,307,015	4,622,222
Derivative financial instruments	38	31,340	13,950	31,340
Lease liabilities	17	8,585,862	7,793,661	10,791,082
Indirect taxes, charges and contributions payable	22	3,610	3,273	3,610
Direct taxes, charges and contributions payable	23	10,661	13,227	10,661
Provision for legal and administrative proceedings	25	1,062,829	960,881	1,062,829
Pension plans and other post-employment benefits	39	6,492	6,492	6,492
Authorizations payable	20	1,261,364	1,250,918	1,267,066
Deferred revenues	24	647,158	689,161	647,158
Other liabilities	26	163,178	62,020	623,271

Shareholders’ equity	27	25,295,789	25,107,106	25,295,789
Share Capital		13,477,891	13,477,891	13,477,891
Capital reserves		399,721	401,806	399,721
Profit reserves		11,236,551	11,236,551	11,236,551
Equity valuation adjustments		(4,285)	(4,285)	(4,285)
Treasury shares		(1,656)	(4,857)	(1,656)
Profit for the period		187,567	-	187,567

Explanatory notes are an integral part of the quarterly information.

4

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENTS OF INCOME
Three and nine-month periods ended September 30, 2022 and 2021
(In thousands of reais, except as otherwise stated)

		Parent Company
	Notes	3Q22	September 2022	3Q21	September 2021

Net revenue	29	5,067,516	14,756,120	4,511,814	13,258,577

Costs of services provided and goods sold	30	(2,314,158)	(6,959,884)	(2,092,528)	(6,281,442)
Gross profit		2,753,358	7,796,236	2,419,286	6,977,135

Operating revenues (expenses):
Sales	30	(1,338,180)	(3,848,427)	(1,199,670)	(3,495,043)
General and administrative expenses	30	(460,780)	(1,357,739)	(407,633)	(1,249,962)
Equity in earnings	14	(133,738)	(259,910)	(77)	(231)
Other revenues (expenses), net	31	(74,434)	(187,953)	(56,628)	(220,830)
		(2,007,132)	(5,654,029)	(1,664,008)	(4,966,066)

Income before financial revenues and expenses		746,226	2,142,207	755,278	2,011,069

Financial revenues (expenses):
Financial revenues	32	383,114	1,193,757	572,647	1,227,542
Financial expenses	33	(690,250)	(2,118,814)	(783,749)	(1,700,162)
		(307,136)	(925,057)	(211,102)	(472,620)

Profit before income tax and social contribution		439,090	1,217,150	544,176	1,538,449

Income tax and social contribution	34	8,574	(84,583)	448,593	403,426

Net profit for the period		447,664	1,132,567	992,769	1,941,875

Earnings per share attributable to the Company’s shareholders (expressed in R $ per share)

Basic earnings per share	35	0.16	0.47	0.41	0.80

Diluted earnings per share	35	0.16	0.47	0.41	0.80

Explanatory notes are an integral part of the quarterly information.

5

TIM S.A.
STATEMENTS OF INCOME
Three and nine-month periods ended September 30, 2022 and 2021
(In thousands of reais, except as otherwise stated)

		Consolidated
	Notes	3Q22	September 2022	3Q21	September 2021

Net revenue	29	5,611,160	15,706,436	4,511,814	13,258,577

Costs of services provided and goods sold	30	(2,808,980)	(7,786,381)	(2,092,528)	(6,281,442)
Gross profit		2,802,180	7,920,055	2,419,286	6,977,135

Operating revenues (expenses):
Sales	30	(1,486,675)	(4,142,864)	(1,199,670)	(3,495,043)
General and administrative expenses	30	(461,398)	(1,358,847)	(407,645)	(1,249,998)
Equity in earnings	14	(16,282)	(38,998)	-	-
Other revenues (expenses), net	31	(75,960)	(190,358)	(56,693)	(221,025)
		(2,040,315)	(5,731,067)	(1,664,008)	(4,966,066)

Income before financial revenues and expenses		761,865	2,188,988	755,278	2,011,069

Financial revenues (expenses):
Financial revenues	32	402,479	1,219,700	572,647	1,227,542
Financial expenses	33	(804,468)	(2,308,630)	(783,749)	(1,700,162)
		(401,989)	(1,088,930)	(211,102)	(472,620)
Profit before income tax and social contribution		359,876	1,100,058	544,176	1,538,449

Income tax and social contribution	34	87,788	32,509	448,593	403,426

Net profit for the period		447,664	1,132,567	992,769	1,941,875

Earnings per share attributable to the Company’s shareholders (expressed in R $ per share)

Basic earnings per share	35	0.16	0.47	0.41	0.80

Diluted earnings per share	35	0.16	0.47	0.41	0.80

Explanatory notes are an integral part of the quarterly information.

6

TIM S.A.
STATEMENTS OF COMPREHENSIVE INCOME
Three and nine-month periods ended September 30, 2022 and 2021
(In thousands of reais)

	Parent Company
	3Q22	September 2022	3Q21	September 2021

Net profit for the period	447,664	1,132,567	992,769	1,941,875

Other items in comprehensive income
Item that will not be reclassified to income (loss):
Pension plans and other post-employment benefits	-	-	-	-
Deferred taxes	-	-	-	-
Total comprehensive income for the period	447,664	1,132,567	992,769	1,941,875

Explanatory notes are an integral part of the quarterly information.

7

TIM S.A.
STATEMENTS OF COMPREHENSIVE INCOME
Three and nine-month periods ended September 30, 2022 and 2021
(In thousands of reais)

	Consolidated
	3Q22	September 2022	3Q21	September 2021

Net profit for the period	447,664	1,132,567	992,769	1,941,875

Other items in comprehensive income
Item that will not be reclassified to income (loss):
Pension plans and other post-employment benefits			-
Deferred taxes			-
Total comprehensive income for the period	447,664	1,132,567	992,769	1,941,875

Explanatory notes are an integral part of the quarterly information.

8

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Nine-month period ended September 30, 2022
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Reserve for expansion	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at December 31, 2021	13,477,891	401,806	1,175,215	8,103,035	1,958,301	(4,857)	(4,285)	-	25,107,106

Total comprehensive income for the period
Net profit for the period	-	-	-	-	-	-	-	1,132,567	1,132,567
Total shareholder contributions and distributions to shareholders	-	-	-	-	-	-	-	-	-
Post-employment benefit amount recorded directly in shareholders' equity (note 13)	-	-	-	-			-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	1,132,567	1,132,567
Total shareholder contributions and distributions to shareholders
Long-term incentive plan (Note 27.b)	-	(2,085)	-	-			-	-	(2,085)
Purchase of treasury shares, net of disposals	-	-	-	-		3,201	-	-	3,201
Allocation of net profit for the year:
Interest on Shareholders’ Equity (Note 27)	-	-	-	-				(945,000)	(945,000)
Total shareholder contributions and distributions to shareholders	-	(2,085)	-	-	-	3,201	-	(945,000)	(943,884)
Balances at September 30, 2022	13,477,891	399,721	1,175,215	8,103,035	1,958,301	(1,656)	(4,285)	187,567	25,295,789

Explanatory notes are an integral part of the quarterly information.

9

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Nine-month period ended September 30, 2021
(In thousands of reais)

			Profit reserves
	Share capital	Capital reserve	Legal reserve	Reserve for expansion	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at December 31, 2020	13,477,891	397,183	1,036,194	6,499,602	1,781,560	(4,837)	(4,848)	-	23,182,745

Total comprehensive income for the period
Net profit for the period	-	-	-	-	-	-	-	1,941,875	1,941,875
Total shareholder contributions and distributions to shareholders	-	-	-	-	-	-	-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	1,941,875	1,941,875
Total shareholder contributions and distributions to shareholders
Long-term incentive plan (Note 27.b)	-	5,265	-	-			-	-	5,265
Purchase of treasury shares, net of disposals	-	-	-	-		(606)	-	-	(606)
Interest on Shareholders’ Equity (Note 27)	-	-	-	-				(487,500)	(487,500)
Total shareholder contributions and distributions to shareholders	-	5,265	-	-	-	(606)	-	(487,500)	(482,841)
Balances at September 30, 2021	13,477,891	402,448	1,036,194	6,499,602	1,781,560	(5,443)	(4,848)	1,454,375	24,641,779

Explanatory notes are an integral part of the quarterly information.

10

TIM S.A.
CASH FLOW STATEMENT
Periods ended September 30, 2022 and 2021
(In thousands of reais)

		Parent Company		Consolidated
	Note	September 2022	September 2021	September 2022	September 2021
Operating activities
Profit before income tax and social contribution		1,217,150	1,538,449	1,100,058	1,538,449
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization		4,257,453	4,255,769	4,968,928	4,255,769
Equity in earnings	14	259,910	231	38,998	-
Residual value of property, plant and equipment and intangible written off		(89,609)	9,934	(89,609)	9,934
Interest on asset retirement obligation		663	714	11,334	714
Provision for legal and administrative proceedings	25	184,092	223,473	184,092	223,473
Inflation adjustment on judicial deposits and legal and administrative proceedings		86,829	(24,002)	86,829	(24,002)
Interest, monetary and exchange rate variations on borrowings and other financial adjustments		600,854	38,453	613,675	38,453
Interest on lease liabilities		793,073	612,077	957,339	612,077
Lease interest		(20,974)	(3,153)	(20,974)	(3,153)
Provision for expected credit losses	30	432,431	427,582	470,418	427,582
Long-term incentive plans	28	(2,085)	15,893	(2,085)	15,893
		7,719,787	7,095,420	8,319,003	7,095,189
Reduction (increase) in operating assets
Trade accounts receivable		(550,782)	(61,878)	(421,238)	(61,878)
Taxes, fees and contributions to be recovered		795,369	395,735	796,945	395,735
Inventory		(75,412)	15,464	(75,412)	15,464
Prepaid expenses		(35,162)	(122,620)	(72,478)	(122,620)
Judicial deposits		58,948	196,594	58,948	196,594
Other assets		(45,579)	(29,868)	(45,844)	(29,637)
Increase (decrease) in operating liabilities
Payroll and related charges		16,641	57,288	16,641	57,288
Suppliers		(198,098)	(457,945)	(84,115)	(457,945)
Taxes, fees and contributions to be collected		(15,289)	376,776	(49,748)	376,776
Authorizations payable		(2,247,556)	(7,452)	(2,244,158)	(7,452)
Payments for legal and administrative proceedings	25	(193,777)	(255,881)	(193,777)	(255,881)
Deferred revenues		(27,462)	(118,472)	(38,528)	(118,472)
Other liabilities		8,716	(82,819)	(39,247)	(82,819)
Cash generated by operations		5,210,344	7,000,342	5,926,992	7,000,342
Income tax and social contribution paid		-	(45,475)	-	(45,475)
Net cash generated by operating activities		5,210,344	6,954,867	5,926,992	6,954,867

11

TIM S.A. and TIM S.A. and SUBSIDIARY
CASH FLOW STATEMENT
Periods ended September 30, 2022 and 2021
(In thousands of reais)

		Parent Company		Consolidated
	Note	September 2022	September 2021	September 2022	September 2021
Investment activities
Marketable securities		3,160,500	(1,236,207)	3,160,500	(1,236,207)
Capital increase in subsidiary Cozani		(250,722)	-		-
Consideration for the acquisition of Cozani, net of acquired cash		(6,410,794)	-	(6,217,412)	-
Additions to property, plant and equipment and intangible		(3,355,223)	(3,126,281)	(3,355,223)	(3,126,281)
Other		(2,558)	4,532	(2,558)	4,532
Net cash applied on investment activities		(6,858,797)	(4,357,956)	(6,414,693)	(4,357,956)

Financing activities
New borrowings		1,249,128	2,672,000	1,249,128	2,672,000
Amortization of borrowings		(501,778)	(1,663,049)	(501,778)	(1,663,049)
Interest paid- Borrowings		(93,438)	(34,894)	(93,438)	(34,894)
Payment of lease liability		(933,396)	(861,021)	(1,168,180)	(861,021)
Interest paid on lease liabilities		(778,714)	(613,985)	(901,379)	(613,985)
Derivative financial instruments		(99,536)	238,784	(99,536)	238,784
Purchase of treasury shares, net of disposals		3,201	(11,234)	3,201	(11,234)
Dividends and interest on shareholders´ equity paid		(933,403)	(831,192)	(933,403)	(831,192)
Net cash applied in financing activities		(2,087,936)	(1,104,591)	(2,445,385)	(1,104,591)

Increase (decrease) in cash and cash equivalents		(3,736,389)	1,492,320	(2,933,086)	1,492,320

Cash and cash equivalents at the beginning of the financial period		5,228,615	2,575,290	5,228,615	2,575,291
Cash and cash equivalents at the end of the year		1,492,226	4,067,610	2,295,529	4,067,611

Explanatory notes are an integral part of the quarterly information.

12

TIM S.A.
STATEMENT OF VALUE ADDED
Periods ended September 30, 2022 and 2021
(In thousands of reais)

	Parent Company		Consolidated
	September 2022	September 2021	September 2022	September 2021
Revenues
Gross operating revenue	20,524,431	18,649,199	21,679,014	18,649,199
Losses on doubtful accounts receivable	(432,431)	(427,582)	(470,418)	(427,582)
Discounts granted, returns and others	(2,464,453)	(1,889,099)	(2,471,465)	(1,889,099)
	17,627,547	16,332,518	18,737,131	16,332,518
Supplies acquired from third parties
Costs of services provided and goods sold	(2,441,557)	(1,977,892)	(2,549,946)	(1,977,892)
Materials, energy, third-party services and others	(2,697,878)	(2,323,011)	(2,850,266)	(2,323,242)
	(5,139,435)	(4,300,903)	(5,400,212)	(4,301,134)
Retentions
Depreciation and amortization	(4,257,453)	(4,255,769)	(4,968,880)	(4,255,769)
Net added value generated	8,230,659	7,775,846	8,368,039	7,775,615
Value added received in transfer
Equity in earnings	(259,910)	(231)	(38,998)	-
Financial revenues	1,193,757	1,227,542	1,219,701	1,227,542
	933,847	1,227,311	1,180,703	1,227,542
Total added value to be distributed	9,164,506	9,003,157	9,548,742	9,003,157

Added value distribution
Personnel and expenses
Direct remuneration	515,801	443,876	515,801	443,876
Benefit	156,110	144,529	156,110	144,529
FGTS	50,234	47,953	50,234	47,953
Other	40,192	40,833	40,192	40,833
	762,337	677,191	762,337	677,191
Taxes, fees and contributions
Federal	1,606,139	1,051,489	1,637,715	1,051,489
State	2,611,777	2,833,990	2,771,561	2,833,990
Municipal	71,563	95,236	71,866	95,236
	4,289,479	3,980,715	4,481,142	3,980,715
Third-party Capital Remuneration
Interest	2,116,321	1,698,446	2,306,137	1,698,446
Rentals	860,665	697,819	863,982	697,819
	2,976,986	2,396,265	3,170,119	2,396,265
Other
Social investment	3,137	7,111	2,577	7,111
	3,137	7,111	2,577	7,111
Shareholder's Equity Remuneration
Dividends and interest on shareholders´ equity	945,000	487,500	945,000	487,500
Retained earnings	187,567	1,454,375	187,567	1,454,375
	1,132,567	1,941,875	1,132,567	1,941,875

Explanatory notes are an integral part of the quarterly information.

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2022 Third Quarter Results

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2022 Third Quarter Results

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2022 Third Quarter Results

QUARTERLY EVENTS AND SUBSEQUENT EVENTS

PAYMENT OF INTEREST ON SHAREHOLDERS’ EQUITY

On September 12, 2022, TIM S.A. announced that its Board of Directors approved the distribution of R$ 480 million as Interest on Shareholders’ Equity (“IoE”), payable in two installments. The first installment, in the amount of R$ 235 million, was paid on October 31, 2022, and the second installment, in the amount of R$ 245 million, will be paid on January 31, 2023.

TIM OBTAINS RIGHT TO EXERCISE THE 8TH TRANCHE OF SUBSCRIPTION BONUSES AT BANK C6

In October, 2022, TIM obtained the right to exercise the 8th tranche of the subscription bonus of C6's share capital as a result of the achievement of the 8th level of the agreed targets within the partnership, totaling an accumulated indirect interest of 5.52% in C6’s share capital, subject to the outcome of the ongoing arbitration.

CHANGES TO THE ADJUSTED CLOSING PRICE FOR THE ACQUISITION OF THE MOBILE ASSETS OF OI AND INITIATION OF THE ARBITRATION PROCEDURE

In a Material Fact disclosed on September 19, 2022, TIM announced that the “Buyers” (TIM, Telefônica Brasil S.A. and Claro S.A.) of the mobile assets of Oi Móvel S.A. (“Seller”) identified differences in assumptions and calculation criteria that, under the terms of the Share Purchase Agreement and Other Covenants (“SPA”), justify a proposal to change the Adjusted Closing Price (“ACP”), for the benefit of TIM, of approximately R$ 1.4 billion. In addition to the differences regarding the ACP, other divergences were identified with the respect to the Cozani’s contracts with companies providing mobile infrastructure services (rental of sites/towers), which give rise, under the terms of the SPA, to an indemnity from the Seller to TIM of approximately R$ 231 million. As a result of the differences found, R$ 634 million that was fully retained by TIM and it was not transferred to the Seller.

In a Material Fact disclosed on October 3, 2022, in view of the Seller's express violation of the dispute resolution mechanisms provided for in the SPA, TIM announced that Buyers had no alternative but to file an arbitration proceeding on this date with the Market Arbitration Chamber of B3 S.A - Brasil, Bolsa, Balcão against the Seller to determine the effective amount of the adjustment to the ACP, in the form of the SPA.

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2022 Third Quarter Results

In the Material Fact disclosed on October 4, 2022, the Company was surprised by news published in the press, and by a Material Fact disclosed by the Seller on this date, that an injunction had been handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining an deposit in escrow by the Buyers, in the amount of approximately R$ 1.53 billion – of which approximately R$ 670 million by TIM – in an account linked to the judicial recovery process of the Seller, where it will be safeguarded until a later decision by an arbitration court.

On October 17, 2022, TIM appealed the decision and the Superior Court of Justice, in a monocratic decision, rejected the appeal submitted by TIM and the other Buyers. Therefore, on October 19, 2022, TIM made the deposit in escrow on behalf of the 7th Business Court of the Judicial District of Rio de Janeiro, in the amount of R$ 670 million.

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2022 Third Quarter Results

FINANCIAL PERFORMANCE

OPERATING REVENUE

New level of Net Revenue was maintained after the acquisition of Oi's mobile assets, increasing by 24.4% YoY in 3Q22, driven by a strong performance from the Mobile segment.

In 3Q22, Net Revenue totaled R$ 5,611 million, up by 24.4% YoY, with all main lines contributing to this result: (i) Mobile Services Revenue (+25.8% YoY), with positive results from Prepaid and Postpaid segments and the 3 months of additional revenue arising from the acquisition of Oi’s mobile assets (as of May 1st); (ii) Fixed Service Revenue (+8.4% YoY), driven by the recurring performance of TIM Live (+12.2% YoY); and (iii) Handset Revenue (+12.9% YoY), with a better sales mix of products and a lower comparative base. In 9M22, Total Net Revenue increased by 18.5% YoY.

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2022 Third Quarter Results

Breakdown of the Mobile Segment (net of taxes and deductions):

Mobile Service Revenue (MSR) reached R$ 5,154 million in 3Q22, up by 25.8% YoY, supported by revenues generated by the mobile base acquired from Oi and performance of the Prepaid and Postpaid segments. Mobile ARPU (Average Monthly Revenue Per User) reached R$ 24.9 (-5.8% YoY), impacted by the dilution effects caused with the addition of customers arriving from Oi. In 9M22, MSR totaled R$ 14,339 million, up by 19.2% YoY.

Performance breakdown for each mobile segment in 3Q22:

(i)	Prepaid Revenue increased by 31.2% YoY in 3Q22, while Prepaid ARPU reached R$ 12.8 (-1.7% YoY). This performance is explained by: (i) 3 months of additional revenue with the arrival of new lines from Oi; (ii) changes implemented during the year in terms of plan portfolio and prices; and (iii) payment of the government aid. In 9M22, Prepaid Net Revenue increased by 18.5% YoY.
(ii)	Postpaid Revenue increased by 25.5% YoY in 3Q22, with Postpaid ARPU reaching R$ 36.0 (-6.1% YoY). This dynamic can be explained by the following elements: (i) 3 months of additional revenue from the incorporation of Oi's assets; (ii) prices readjustment applied to the entire Postpaid base, mainly in 2Q22, which was partially offset by the already expected effects caused by the retention and disconnection of customers unsatisfied with the new pricing. In 9M22, Postpaid Revenue increased by 18.7% YoY.

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2022 Third Quarter Results

Interconnection Revenue (ITX) fell by 11.9% YoY in 3Q22 (down by 15.3% YoY in 9M22), due to lower incoming traffic. The effect of MTR on Net Service Revenue was 1.9% in the quarter.

Customer Platform Revenue totaled R$ 50 million in 3Q22. In 9M22, this line totaled R$ 137 million.

The Other Revenues line increased by 10.3% YoY in 3Q22, mainly explained by the higher revenue from network sharing and swap contracts, in line with the Company’s strategy to expand the fiber transport infrastructure (backbone and backhaul) and to allocate resources more efficiently (Capex and Opex). In 9M22, the recorded growth was 19.0% YoY.

Breakdown of the Fixed Segment (net of taxes and deductions):

Fixed Service Revenue totaled R$ 311 million in 3Q22, up by 8.4% YoY, and up by 7.1% YoY in 9M22, totaling R$ 911 million.

TIM Live, the main fixed revenue line, recorded a growth of 12.2% YoY in 3Q22, reflecting the following strategies: (i) migration from FTTC to FTTH, focused on customer retention; and (ii) customer profitability through higher value services – in September, 73% of the customer base had plans with speed above 100 Mbps. In 9M22, the recorded growth in this line was 10.8% YoY.

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2022 Third Quarter Results

OPERATING COSTS AND EXPENSES

In 3Q22, our Cost dynamics had a better growth curve, although it was still impacted by I-Systems and expenses related to the acquisition of assets from Oi Mobile.

* Operating costs normalized by: expenses with the price adjustment from the sale of control of I-Systems (+R$ 14.6 million in 3Q22), expenses with specialized legal and administrative services (+R$ 8.6 million in 3Q22, +R$ 50.3 million in 2Q22, +R$ 8.4 million in 1Q22, +R$ 7.7 million in 3Q21 and +R$ 13.7 million in 2Q21), expenses with consulting services within the scope of the migration project of clients arriving from Oi (+R$ 15.4 million in 3Q22) and payroll expenses (+R$ 11.8 million in 1Q22), also related to the acquisition of Oi's mobile assets.

Normalized Operating Costs and Expenses totaled R$ 2,914 million in 3Q22, up by 24.3% YoY, reflecting a lower growth rate compared to the levels in 2Q22. Even so, this line continues to be pressured by inflation, additional costs related to the operation, such as the acquisition of Oi's mobile assets (3 months of TSA - Temporary Service Agreement)[1], and rental expenses for I-Systems. In 9M22, this line totaled R$ 8,400 million, up by 20.5% YoY. Excluding the impacts from I-Systems[2], this line would have increased by 20.9% YoY in the quarter, and by 17.3% YoY in 9M22.

In 3Q22, Reported Operating Costs and Expenses totaled R$ 2,953 million, up by 25.5% YoY. In the quarter, this line was impacted by non-recurring expenses related to: (i) the price adjustment from the sale of control of I-Systems, in the amount of R$ 14.6 million; (ii) specialized administrative and legal services related to the acquisition/restructuring projects of Oi's mobile assets and I-Systems, in the amount of R$ 8.6 million; and (iii) consulting services within the scope of the migration project of customers arriving from Oi, in the amount of R$ 15.4 million.

[1] The Temporary Service Agreement (“TSA”) is a temporary contract to provide management services for the subscriber base and maintenance of the Network Operations Center (”NOC”) within the scope of the acquisition of Oi’s mobile assets. The TSA has a 12-month term and was adjusted to exclude recharging services.

[2] I-Systems was created in partnership with IHS Brasil, in November 2021, as an open provider of fiber-optic infrastructure. The transaction included the selling of a 51% stake to the new partner upon payment of R$ 1.1 billion to TIM and the allocation of R$ 600 million into I-Systems' cash balance.

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2022 Third Quarter Results

Breakdown of Normalized Costs and Expenses Performance:

Normalized Personnel Costs[3] increased by 7.6% YoY in 3Q22, lower than the annual growth rates reported in the previous quarters. This line continues to be impacted by: (i) inflation effects on wages, bonuses and incentives – however, this impact was smaller than in 2021, when inflation was already at higher levels; and (ii) effects related to the provision for profit sharing in 2022. In 9M22, the recorded growth was 9.9% YoY.

The Commercialization and Advertising line, one of the most affected by the acquisition of Oi's mobile assets, increased by 29.5% YoY in the quarter. This result reflects: (i) higher expenses related to the management of the customer base (billing, collection, and services) and Fistel expenses, both resulting from the migration of customers from Oi; and (ii) TSA costs with Oi (R$ 72 million). In 9M22, the reported growth of the line was 22.1% YoY.

Normalized Network and Interconnection[4] grew by 25.5% YoY in 3Q22, at a smaller growth level than those reported during the first half of the year. This line continues to be affected by: (i) higher expenses with the rental of I-Systems; (ii) higher expenses related to the sites acquired with Oi’s mobile transaction; (iii) higher expenses with content and VAS providers; and (iv) partially offset by reduction effects from lower leased line and network sharing costs. In 9M22, this line increased by 28.9% YoY.

Normalized General and Administrative (G&A) Expenses [5] increased by 41.5% YoY in the quarter, mainly explained by: (i) higher expenses related to the systemic integration of new customers from Oi into TIM's structure; (ii) higher expenses related to Journey to the Cloud project (migration of IT infrastructure to the cloud); and (iii) higher consulting expenses for recurring projects. In 9M22, the recorded growth was 22.0% YoY.

Cost of Goods Sold (COGS) increased by 15.3% YoY in 3Q22, following the dynamics of handset revenue with a greater mix for product sales and a weaker comparative base during the year of 2021. In 9M22, this cost line increased by 20.8% YoY.

In 3Q22, Provisions for Doubtful Accounts (Bad Debt) grew by 20.7% YoY, totaling R$ 173 million. This line continues to be impacted by the higher revenue base exposed to delinquency with the increase of the Postpaid customer base, influenced by customers that migrated from Oi. Despite a still challenging macroeconomic environment, the Bad Debt over Gross Revenue ratio was 2.3%, remaining flat in the annual comparison. In 9M22, Bad Debt increased by 10.0% YoY, impacted by the same elements as in the quarter, although with a different intensity.

[3] The Personnel costs line had a non-recurring impact of R$ 11.8 million in 1Q22, referring to payroll expenses related to the acquisition of Oi's mobile assets.

[4] The Network and Interconnection line had a non-recurring impact of R$ 15.4 million in 3Q22, referring to consulting services within the scope of the migration project for customers arriving from Oi.

[5] The General and Administrative Expenses line was impacted by non-recurring items, in the amount of R$ 8.6 million in 3Q22, R$ 50.3 million in 2Q22, R$ 8.4 million in 1Q22, and R$ 13.7 million in 2Q21, related to expenses with specialized legal and administrative services for the acquisition/restructuring projects for Oi’s mobile assets and I-Systems.

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2022 Third Quarter Results

Other Normalized Operating Expenses (Revenues)[6] increased by 8.3% YoY in 3Q22, explained by: higher expenses with labor and tax contingencies; and (ii) higher FUST/FUNTEL expense levels. This line corresponded to 2.1% of the Normalized Total Costs and Expenses (vs. 2.4% in 3Q21). In 9M22, this line fell by 20.4% YoY.

FROM EBITDA TO NET INCOME

Sustaining EBITDA growth, which was driven by the performance in Service Revenue.

* EBITDA normalized according to the items described in the Costs section (+R$ 38.6 million in 3Q22, +R$ 50.3 million in 2Q22, +R$ 20.3 million in 1Q22, +R$ 7.7 million in 3Q21 and +R$ 13.7 million in 2Q21). Net Income normalized by: tax credit and other effects (-R$ 13.1 million in 3Q22, -R$ 17.1 million in 2Q22, -R$ 6.9 million in 1Q22, -R$ 526.8 million in 3Q21 and -R$ 4.6 million in 2Q21).

[6] The Other Operating Expenses (Revenues) line was impacted by a non-recurring item, in the amount of R$ 14.6 million in 3Q22, referring to the price adjustment from the sale of control of I-Systems.

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2022 Third Quarter Results

EBITDA[7] (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)

Normalized EBITDA totaled R$ 2,697 million in 3Q22, up by 24.5% YoY, in which Service Revenue was the main driver of this performance. Normalized EBITDA Margin totaled 48.1%, remaining flat in comparison to the same period in 2021, even with the impacts from I-Systems and TSA. Excluding the effects associated with the leasing of the I-Systems network, Normalized EBITDA reached a growth of 28.2% YoY, totaling R$ 2,777 million in 3Q22, with a Normalized EBITDA Margin of 49.5%, up by 1.5 p.p. over the same period in the previous year. In 9M22, Normalized EBITDA increased by 16.2% YoY, reaching R$ 7,306 million, with an EBITDA Margin of 46.5%, down by 0.9 p.p. vs. 9M21.

Excluding the effects from leasing on these indicators, Normalized EBITDA-AL (“After Lease”) totaled R$ 1,906 million in 3Q22, reaching a growth of 14.4% YoY. In 9M22, this indicator reached R$ 5,275 million, up by 9.0% YoY.

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

The D&A line increased by 33.9% YoY in 3Q22, and by 16.8% YoY in 9M22, being one of the most affected lines by the acquisition of Oi’s mobile assets. In 3Q22, this line was mainly comprised of: (i) R$ 612 million in depreciation related to Lease IFRS 16, of which R$ 261 million are related to the addition of 7,200 sites acquired from Oi; and (ii) R$ 56 million in amortization related to the acquisition of the 49 MHz spectrum.

Normalized EBIT grew by 4.9% YoY in 3Q22, and by 13.1% YoY in 9M22, reflecting the solid EBITDA growth.

[7] EBITDA normalized according to the items described in the “Operating Costs and Expenses” section.

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2022 Third Quarter Results

NET FINANCIAL RESULT

Net Financial Result was negative by R$ 402 million in 3Q22, a better performance in comparison to 2Q22 mainly explained by the lower monetary restatement of the 5G frequencies licenses, since the last EAF installment was paid in May, and by the increase of capitalized interest arising from the payment of the second EAF installment and higher SELIC rate. In the YoY comparison, this result deteriorated by R$ 191 million, mainly explained by:

(i)	Higher interest on debt with the increase in the basic interest rate;

(ii)	Higher interest on leases, arising from the lease agreements of the 7,200 sites received from the acquisition process of Oi’s mobile assets, in the amount of R$ 97.4 million in 3Q22;

(iii)	Lower impact from the accounting of mark-to-market of subscription bonus related to the C6 Bank capital recorded in the third quarter (0.7% in 3Q21 vs. 0.4% in 3Q22).

In 9M22, Net Financial Result came in as a negative R$ 1,089 million, deteriorating by R$ 616 million in the annual comparison.

INCOME TAX AND SOCIAL CONTRIBUTION

In 3Q22, the Reported Income Tax (“IR”) and Social Contribution (“CSLL”) totaled +R$ 88 million, compared to +R$ 449 million in 3Q21. This improvement in the current quarter was mainly explained to: (i) the distribution of R$ 480 million in IoE; (ii) the consumption of tax benefits at TIM S.A.; and (iii) the constitution of a deferred asset in the company Cozani. In the quarter, this line was impacted by non-recurring itens in the amount of R$ 13.1 million, as shown previously in the “From EBITDA to Net Income” table. In the Normalized view, IR/CSLL totaled +R$ 75 million in 3Q22, compared to -R$ 78 million in the same period of the previous year – an improvement explained by the same reasons described above. In the Normalized view, the effective tax rate was +18.7% in 3Q22 vs. -14.2% in 3Q21.

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2022 Third Quarter Results

NET INCOME[8]

Normalized Net Income at the end of 3Q22 totaled R$ 473 million, flat in comparison to the same period in the previous year, while Normalized Earnings per Share (EPS) for the quarter was R$ 0.20, flat YoY. In 9M22, Normalized Net Income reached R$ 1,205 million, down by 15.9% YoY, and the Normalized EPS was R$ 0.50, compared to R$ 0.59 in 9M21.

CASH FLOW, DEBT, AND CAPEX

* EBITDA normalized according to the items described in the Costs section (+R$ 38.6 million in 3Q22, +R$ 50.3 million in 2Q22, +R$ 20.3 million in 1Q22, +R$ 7.7 million in 3Q21 and +R$ 13.7 million in 2Q21).

At the end of 3Q22, Operating Free Cash Flow (OFCF) totaled R$ 2,426 million, up by 36.1% over the amount of R$ 1,783 million reported in 3Q21. This dynamic was mainly impacted by a higher EBITDA level driven by the incorporation of the assets acquired from Oi, in addition to an improvement in working capital in YoY comparison, confirming the Company's cash generation ability. In 9M22, OFCF totaled R$ 2,191 million, down by 39.6% YoY, mainly due to the payment related to the spectrum auction held in November 2021.

[8] Net Income normalized according to items in the “From EBITDA to Net Income” section.

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2022 Third Quarter Results

At the end of 3Q22, Normalized EBITDA (-) Capex was R$ 1,719 million, up by 35.3% YoY, due to the EBITDA expansion, as explained in the previous section, which surpassed the increase in Capex in the period, driving the Normalized EBITDA (-) Capex over Net Revenue ratio to 30.6%.

Excluding the effects from leases, Normalized EBITDA-AL (-) Capex totaled R$ 928 million, up by 20.6% YoY.

CAPEX

Capex totaled R$ 978 million in 3Q22, of which R$ 787 million was related to network and R$ 190 million was used in IT and other investments. The growth in comparison to the previous year (+9.0% YoY) was already expected due to the costs of integrating Oi's mobile assets, as well as the implementation of 5G. Capex over Net Revenue was 17.4%, a reduction of 2.4 p.p. over the same period in 2021. In 9M22, Capex totaled R$ 3,355 million (+7.3% YoY), corresponding to 21.4% over Net Revenue (-2.2 p.p. YoY).

WORKING CAPITAL VARIATION

In 3Q22, the Working Capital Variation was positive by R$ 745 million, mainly impacted by the payment of R$ 250 million to Oi as TSA remuneration, in April. TSA impacts the prepaid expenses line in monthly installments (pro rata) for 12 months of services, during the transition phase for the assets acquired from Oi. In the quarter, the prepaid expenses line improved by R$ 359 million vs. 2Q22.

The improvement in 3Q22 vs. 2Q22 was due to the payment of the EAF and EACE licenses in the previous quarter, related to the 3.5 GHz and the others 5G frequencies auction, which impacted the working capital line by R$ 1.3 billion in the mentioned quarter.

The payment of the TFF rate for 2022, which is a component of the Fistel tax, continues suspended, as well as for 2020 and 2021, and no payment date has been established, therefore benefiting our Working Capital dynamics (Note 22 of the Financial Statements).

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2022 Third Quarter Results

DEBT AND CASH

Debt Profile

Total Debt (post-hedge) totaled R$ 18,219 million in 3Q22, increasing by R$ 6,508 million YoY. The total amount includes the recognition of finance leases arising from the acquisition of Oi’s mobile assets, in the total amount of approximately R$ 2.9 billion, considering the accelerated decommissioning term and fines related to lease sites contracts.

At the end of 3Q22, the amount of financings (post-hedge) totaled R$ 4,913 million. The average cost of debt, excluding leases and licenses related to the 5G auction, was 14.2% per year (105.2% of the CDI) in the quarter, higher when compared to the cost of 6.3% per year (122.7% of the CDI) in 3Q21, impacted by the increase in the CDI rate in the period.

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2022 Third Quarter Results

At the end of the quarter, our Cash and Securities balance totaled R$ 3,703 million, down by R$ 3,670 million YoY, mainly explained by the acquisition of Oi’s mobile assets in 2Q22 and the payment for the 2021 spectrum auction. It is worth noting that, in October 2022, the Company made an escrow deposit of R$ 670 million related to the discussion on the Price Adjustment of the acquisition of Oi Mobile.

The average financial yield reached 14.0% per year (104.1% of the CDI) in 3Q22, up by 8.2 p.p. over 3Q21, resulting from the recent increases in the basic interest rate.

OPERATING AND MARKETING PERFORMANCE

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2022 Third Quarter Results

MOBILE SEGMENT:

At the end of 3Q22, TIM had a total of 68.8 million mobile lines which, with the addition of clients arriving from Oi Mobile, grew by 33.3% YoY, reaching a market share of 26.6%.

The Postpaid base had a total of 29.7 million lines in 3Q22 (+32.6% YoY), with the addition of lines migrated from Oi Mobile. This segment’s mix represents 43% over the total base and remained flat in the annual comparison.

Human Postpaid (ex-M2M) reached 24.9 million lines at the end of the quarter (+36.4% YoY), including the addition of lines arriving from Oi Mobile.

The M2M base reached 4.7 million lines in 3Q22, up by 15.5% YoY, also impacted by the new customers that arrived from Oi.

The Prepaid base had a total of 39.1 million lines in 3Q22, up by 33.9% YoY, including the addition of new lines from Oi Mobile.

FIXED SEGMENT:

At the end of the quarter, TIM Live recorded a customer base of 708k connections, therefore maintaining its growth pace (+5.0% YoY). Net additions reached 9.3k new lines in the period, growing by +9.4% YoY, mainly driven by the FTTH base, which grew by 33.1% in annual comparison. Higher-value plans, with speed above 100 Mpbs, continued to gain more relevance, just as in previous quarters. Another positive highlight was voluntary churn, which reduced by -1.4 p.p. YoY.

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2022 Third Quarter Results

CUSTOMER PLATFORM AND MOBILE ADVERTISING

Since 2020, TIM has been developing strategies to increase the solutions ecosystem for its customer base and to expand and diversify the Company’s value creation sources, including a Customer Platform, which aims to monetize the Company’s customer base and increase client loyalty by observing market trends and innovative partnerships. This initiative is made possible by two business models:

(i)	Commercial Partnerships with direct compensation for the sales of advertising and data intelligence – serving brands that are seeking to increase awareness and consideration, lead generation, apps install, product sales, account opening, service subscription, consumer surveys and 1st party data enrichment. The main tools used are TIM Ads and TIM Insights.

(ii)	Strategic Partnerships to achieve the same goals above, exponentially in a record time. In this model, in addition to TIM Ads and TIM Insights, we use the TIM brand to endorse the partners’ brand (“TIM’s Official Bank”, “TIM’s Official Digital Graduation”, etc.), and encourage consumers to join the partner brand with an exclusive GB bonus offer. We communicate with clients in all touch points, including Meu TIM, Call Centers, Stores, E-Commerce, and add the partnership within TIM's core telecom offers to the market. We also engage TIM's commercial capillarity in its points of sale in the 1,000 best commercial locations in Brazil, 200,000 non-exclusive points of sale and, finally, we pay 8,000 sellers for the success of the partnership. In this model, TIM's remuneration is linked to the success of the partnership and is comprised of a CAC fee, in R$, and an equity stake.

Within this strategy, some verticals were ranked as great opportunities for having a more direct connection with mobile services and a higher market valuation than telecom companies. Below are details of the verticals in which we are already operating.

TIM ADS AND TIM INSIGHTS

With more than 550 data points per user, TIM Insights has proven to be a powerful tool to identify the clusters concerned on digital services in various industries, such as Financial Services, Education, Social Networks, Food & Beverage, Retail, Consumer Goods, etc.

With more than 34 million customers with Opt Ins, TIM Ads provides advertising awareness and performance in several forms such as text, image, gif, and mainly, video in TIM's traditional channels, as well as in applications such as Meu TIM, TIM +Vantagens, TIM Fun and TIM News. In addition, it works as a platform for app installing, generating qualified leads, consumer surveys, 1st party data enrichment and brand lift measurement.

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2022 Third Quarter Results

In this third quarter, we had over 5 million TIM users engaged in our advertising campaigns.

FINANCIAL SERVICES

In March 2020, the Company concluded the negotiation with C6 bank and, as of April 2020, launched exclusive offers for TIM customers who opened bank accounts at C6, in addition to using its services. As remuneration for this contract, TIM receives a commission per activated account and the option to gain an equity interest in the bank according to the number of active account targets reached. The number of shares received for each target achieved varies throughout the contract’s term, with the initial percentages being more advantageous for TIM due to the greater effort required for a new digital company to take off.

By the end of 3Q22, the partnership with C6 had achieved another record of accounts created, where 25% of the clients in TIM’s base with Opt In and Digital Profile already had installed the C6 application on their cellphones, surpassing the penetration of applications of 3 out of the 4 largest Brazilian banks. At the end of the quarter, TIM reached an accumulated equity stake of 5.2% in the C6 bank’s share capital.

Even with the project’s success, differences between the partners resulted in the opening of an Arbitration Procedure, in 2021, which remains open, as described in Note 38 of the Financial Statements.

DIGITAL EDUCATIONAL SERVICES

In July 2021, following the strategy adopted with C6, the Company concluded the negotiation with Anhanguera Educacional Participações S.A., a subsidiary of Cogna Educação S.A (“Cogna”), establishing a strategic partnership to develop offers with special benefits for distance learning through the Ampli platform.

Besides the partnership announced, the Company launched exclusive offers for customers enrolled in the platform’s courses, and TIM customers begin to get discounts on selected courses - which is in line with a strategy aimed at generating professional knowledge, providing employability, and encouraging free courses to its users.

As in the partnership with C6, TIM’s remuneration is a commission and equity interest in Ampli, which may reach up to 30% of its share capital – the subscription of shares was approved by Cade in September 2021. It should also be noted that the eligible subscription rights will be calculated annually.

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2022 Third Quarter Results

At the end of the third quarter of 2022, the partnership reached over 29k users enrolled in undergraduate and graduate. As for open professional courses, 176k enrollment subscriptions have been made since the beginning of the partnership. In addition, during the year, we reached more than 8 million accesses on the partnership website.

DIGITAL CONTENT AND SECURITY SERVICES

In May 2022, TIM announced a new strategic partnership, this time focused on the digital security market and entertainment. This partnership was born between TIM and the FS group with the creation of EXA, a new brand dedicated to digital solutions for the end consumer. EXA began to offer reading solutions to TIM’s customers directly in their plans through the Ayabook and Aya Minibooks applications (access to digital books) and through Bancah (access to several Brazilian newspapers and magazines). With that, more than 40 million TIM customers can benefit from these services.

INFRASTRUCTURE

For another quarter, TIM reinforces its commitment to enhance and continuously improve the quality of its services, aiming to ensure the best user experience for its customers. The focus on expanding and improving network infrastructure remains an essential pillar in our business plan. In 3Q22, we implemented the 5G standalone coverage in 22 cities, covering 25% of the country's urban population with the technology. In 4G, we reinforced our leading presence, with more than 5,100 cities covered and reaching 99% of Brazil's urban population.

[9] Article “Brazil has almost 6k 5G antennas” by Valor Econômico, dated 10/14/2022.

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2022 Third Quarter Results

Below are the evolution details of our mobile and fixed networks:

* Includes the following locations: Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Guarulhos (SP), Taboão da Serra (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM), Belo Horizonte (MG), Betim (MG), Contagem (MG), Joinville (SC), Taguatinga (DF), Samambaia (DF), Ceilândia (DF), Águas Claras (DF), Guará (DF), Candangolândia (DF) and Gama (DF).

** The amounts for homes passed were adjusted after a change in recognition methodology, in which the retroactive values were also adjusted.

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2022 Third Quarter Results

ENVIRONMENTAL, SOCIAL & GOVERNANCE

For TIM Group, the business role is increasingly tied to the responsible management of aspects that go beyond the financial targets and could also generate a positive value for society in a long term. For this reason, its ESG’s ambitions are connected to the Company's materiality matrix and the UN Sustainable Development Goals.

Driven by the aspiration to "be an ESG reference in Brazil", TIM has updated its ESG Plan 2022-24, with environmental, social, and governance goals and commitments:

Environmental	Being a Carbon Neutral company (scopes 1 and 2)*	2025
	Zero the scope 2 indirect emissions*
	Maintain 100% of energy consumption from renewable sources
	Maintain the 80% increase in eco-efficiency in data traffic* (bit/Joule)
	Recycle at least 95% of solid waste	2030

Social	Maintain the level of employee engagement at least 80%	2023
Reach 40% of black people in the workforce
Have 35% women in leadership positions
Train 99% of employees in ESG culture
Train over 5,000 employees in digital skills
Bringing 4G connectivity to all municipalities in Brazil

Governance	Reduce customer complaints by 50%**	2023
	Maintain TIM on the Novo Mercado, Pró-Ética and ISE-B3
	Maintain certifications ISO 14001, ISO 900 and ISO 37001
	Get the certification ISO 27001	2022

* Base year 2019

** Reduce by 50% customer complaints at Anatel in the personal mobile service by 2023, with respect to 2019, without considering complaints from customers coming from Oi Mobile's base.

ENVIRONMENTAL

o	TIM launched in Salvador the first biosite developed with a composite that uses glass, carbon and aramid fibers in its matrix, resulting in a lighter and more durable tower. At the end of the 3rd TRI, TIM had 1,820 active biosites;
o	TIM's energy consumption in the third quarter was 498,562 MWh, of which almost half came from the Company's self-generation of renewable energy, under the Distributed Generation Project;

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2022 Third Quarter Results
o	Through its partnership with Usina Santa Vitória Açúcar e Álcool, a reference in the country's sugar and ethanol sector, TIM announced the first 4G TIM in the Field project in the state of Minas Gerais, which will enable 4G coverage to 160 properties of the complex and neighboring communities. More than 37,000 hectares of sugarcane production will be served, benefiting about 20,000 inhabitants and 1,500 employees;
o	The Company is part of the B3’s Carbon Efficiency Index, a portfolio of companies that take stock of greenhouse gas and are committed to fighting climate change, and is also part of the ICDPR-70, CDP Brazil’s Climate Resilience Index;
o	Improved CDP score, increasing performance from B- (2020) to B (2021);
o	TIM is certified by ISO 9001 standard, since 2000, and ISO 14001, since 2010.

SOCIAL

o	For the second consecutive year, TIM is the global leader in the telecommunications sector of the Refinitiv Diversity & Inclusion Index, and ranks 10th overall;
o	After being certified with the Great Place to Work seal, TIM was also considered one of the 10 best big companies to work for in Rio de Janeiro;
o	TIM launched the 5G Hub in partnership with Cubo Itaú, aiming to develop an innovation environment focused exclusively on new market applications with fifth generation mobile technology;
o	TIM and the NGO Gerando Falcões have partnered to make possible the transformation project “Favela 3D”. The Favela Marte, in São José do Rio Preto (SP), will be the first community in Brazil fully connected to 5G through technology hubs. The project is expected to start operating in one year;
o	TIM participated for the third consecutive year in AfroPresença, promoted by the Labor Prosecutor's Office of São Paulo and conducted by the startup Negras Plurais;
o	The first cycle of the Exponential Education project, conducted by the NGO One By One, with the support of TIM Institute, was concluded with the training of 35 participants. Aimed at young people with disabilities and their families, the project aims to prepare them for the job market by stimulating entrepreneurial skills;
o	The Bateria do Instituto TIM selected new members for the 2022 cycle of the project, which is again entirely on-site. In addition to the percussion classes, held at the Artur da Távola Carioca Music Center in Rio de Janeiro, the 50 drummers also participate in body expression and singing workshops;

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2022 Third Quarter Results

o	For its diversity in the Board of Directors, with 33% women, it received the WoB Women on Board Initiative seal;
o	It is one of 13 Brazilian companies included in the Bloomberg Gender Equality Index (GEI Bloomberg), which brings together more than 400 companies from 45 countries.
o	It is a signatory to the UN Global Compact and the Women's Empowerment Principles (WEP);

o	It is part of the Business Coalition for Racial and Gender Equity, the Business Network for Social Inclusion (REIS), and the Business Coalition to End Violence Against Women and Girls.

GOVERNANCE

o   TIM received from the American Internal Control Institute (ICI), the International Certificate of Excellence of the Internal Control System. The ICI is a worldwide organization dedicated exclusively to internal control and corporate governance;

o   With three winning cases in the Smart Customer 2022 Company of the Year Award, TIM was recognized for its successful strategy in handling customer requests, for the decrease in complaints on the Reclame Aqui website, and for its virtual assistant TAIS;

o   Since 2011, the Company is listed in Novo Mercado segment, B3’s highest governance level;

o   For the second time in a row and the only Telecom company in the country to integrate the list of Pro-Ethical Companies from the Office of the Comptroller General (CGU);

o   First telecom operator to achieve ISO 37001 certification, which attests to the safety and effectiveness of the anti-bribery management system.

To access the ESG quarterly report, please go to: ESG Quarterly Report

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2022 Third Quarter Results

DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the third quarter of 2022 (“3Q22”) and the accumulated nine months of 2022 (“9M22”), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “plans”, “predicts”, “projects”, “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

rs

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2022 Third Quarter Results

ATTACHMENT 1 – TIM S.A.

Operating Indicators

39

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

1.       Operations

1.1. Corporate Structure

TIM S.A. (“TIM” “Company” and/or “Enterprise”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that held 66.59% of the share capital of TIM S.A on September 30, 2022 (66.59% on December 31, 2021).

The Company provides Landline Switched Telephone Service (”STFC“) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (”SMP“) and Multimedia Communication Service (”SCM"), in all Brazilian states and in the Federal District.

The Company's shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM S.A. has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Securities and Exchange Commission (“CVM”) and the Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

As of September 30, 2022, TIM S.A. holds a 49% equity interest (49% as of December 31, 2021) in the companies I-Systems (associate), formerly FiberCo Soluções de Infraestrutura S.A. (“FiberCo”), and 100% (it had no interest as of December 31, 2021) in the company Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“Cozani”) - subsidiary. We describe below the processes in the corporate reorganization regarding these two companies:

1.2. Corporate Reorganization

1.2.1. Business combination - Cozani

On April 14, 2022, TIM, Telefônica Brasil S.A. and Claro S.A. (“Purchasers”) delivered to Oi Móvel S.A. – Under court-ordered reorganization (“Seller” or “Assignor”) the closing notification regarding the process of acquisition of the Seller’s mobile assets, based on the approvals by the Administrative Council for Economic Defense (CADE), upon signature of an Agreement on Control of Concentrations, whose decision has already become final and unappealable, and by the National Telecommunications Agency (ANATEL), particularly with the publication of Acts 4.949/2022, 4.950/2022 and 4.951/2022, in addition to meeting or waived by the Purchasers, as the case may be, all precedent contractual conditions.

On April 20, 2022, TIM S.A., together with the Buyer companies, after complying with the previous conditions established by CADE and ANATEL, concluded the Oi Móvel Transaction process, with TIM, which currently holds 100% of the share capital of Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“SPE Cozani”), a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by Company.

With the conclusion of the Transaction, TIM S.A. now holds 100% of the share capital of Cozani, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by the Company. The Company has been complying with all the measures provided for in Anatel’s conditions and in the Concentration Control Agreement (“ACC”) entered into with CADE.

Within 6 months after Closing, TIM will make a Public Offers available for the sale of 50% of the Radio Base Stations (ERB's) acquired from Oi (Public Offers of ERB's).

40

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

The price of 100% of Cozani’s shares, after all the adjustments provided for in the Share Purchase Agreement, was R$ 6,977.6 million.

Adjusted Closing Price:

(i)	R$ 634.3 million reais were withheld by TIM, as provided for in the purchase agreement, mainly to meet the possible need for additional price adjustments to be made, which could be identified in the next 120 days after the acquisition date. According to the material fact disclosed on September 19, 2022, as a result of the differences found in the assumptions for calculating the topics: (i) Working Capital and Net Debt, (ii) Capex and (iii) Net Additions, the amount of 634.3 will be fully retained by the Company;
(ii)	R$ 2,057.4 billion was transferred directly to BNDES - National Bank for Social and Economic Development, as per the contractual provision; and
(iii)	The balance of R$ 4,285.9 billion was transferred directly to the Assignor on the acquisition date.

In addition to the above amounts, the Seller may be entitled to receive up to an additional R$ 230 million from TIM, conditioned to the achievement, up to March 31, 2023, of certain targets related to the radio frequencies and customer base involved in the Transaction. Of this amount, R$ 67.5 million have already been paid due to the fulfillment of part of the established targets. Of the remaining amount not yet paid (R$ 162.5 million), the Company understands that it is expected to disburse the amount of R$ 129.5 million up to the described term recognized as contingent consideration on the date of disclosure of this financial information.

TIM also paid, on April 20, 2022, on behalf of SPE Cozani, the amount of R$ 250.7 million to the Seller, as remuneration, for up to 12 months of service provision in the transition phase, and signed an annual contract term for the use of transport infrastructure capacity with Brasil Telecom Comunicação Multimídia S.A., involving the payment of decreasing amounts which, at present value, total approximately R$ 476 million.

As of September 30, the total consideration transferred for the acquisition of Cozani was R$ 7,174.6 billion.

Identifiable assets acquired and liabilities assumed

As of September 30, 2022, the fair value of the identifiable assets acquired and liabilities assumed by Cozani on the date of the acquisition by TIM S.A. is being prepared and finalized according to the Price purchase allocation report and may be changed until the final conclusion, which may occur up to 12 months from the acquisition date. On this date, the preliminary analysis indicates assets and liabilities presented below:

	Note	Fair values recognized on acquisition
Assets
Cash and cash equivalents	4	193,382
Trade accounts receivable	6	366,806
Prepaid expenses	11	165,111
Recoverable taxes	8 | 9	13,536
Deferred income tax and social contribution	10	447,574
Property, plant and equipment	15	4,272,901
Intangible	16	3,490,181

		8,949,491

Liabilities
Suppliers	19	(182,951)
Lease liabilities	17	(2,929,449)
Taxes payable	22|23	(157,595)
Deferred revenues	24	(95,135)
Other liabilities	26	(604,828)
		(3,969,958)

41

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

Total net identifiable assets at fair value	4,979,533
Goodwill on acquisition 16	2,195,091
Total compensation	7,174,624

The assets acquired and liabilities assumed related to Cozani (“net assets”) by TIM S.A. on the acquisition date and the impacts on the Company’s consolidated results, which reflect the results of the company acquired as of April 30, 2022, are summarized below:

Cozani S.A.
Equity interest of the acquiree	100%
Shareholders’ equity of Cozani at book value on 04/30/2022	1,783,936
Shareholders’ equity of Cozani at fair value on 04/30/2022	4,979,533
Surplus of radio frequencies (i)	3,051,597
Surplus of clients’ portfolio (ii)	144,000

Contribution to the Revenue Group as of the date of acquisition	956,029
Contribution to the Group with income (loss) before since the acquisition date	(220,912)
Revenues from the acquiree since the beginning of the year	1,641,937
Profit (loss) since the beginning of the year	(1,085,994)

(i)      The intangible asset value refers to the adjustment in the authorizations item reflecting the fair value of the acquired grants and the Spectrum assessment was carried out using the market approach, with the application of a transaction multiple. The average useful life is 17.68 years;

(ii)    The evaluation of the client portfolio was conducted using the profitability approach, using the MPEEM (Multi-period excess earning method) method based on a calculation of cash flows from future economic benefits attributable to the client base. The average useful life is 8.67 years.

The goodwill paid of R$ 2,195,091 comprises the value of future economic benefits arising from synergies arising from the acquisition. Goodwill is allocated on a consolidated basis as the assets acquired and liabilities assumed bring benefits to the business as a whole. There is no expectation that the goodwill recognized will be deductible for tax purposes until the corporate merger of the company Cozani takes place, which should occur in 2023.

1.2.2 Sale of 51% of I-Systems (formerly FiberCo) to IHS

42

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

In December 2020, FiberCo was established by the Company to segregate network assets and provide infrastructure services. FiberCo was born to implement, operate and maintain last-mile infrastructure for broadband access to be offered in the wholesale market. Nevertheless, the terms of the agreement define TIM as current main customer, having the prerogative of 6 months of exclusivity after entering new areas.

On May 5, 2021, the Company disclosed the decision of its Board of Directors on the sale by TIM of 51% of the share capital of FiberCo in favor of IHS Fiber Brasil - Cessão de Infraestruturas Ltda. (“IHS”), with the remaining 49% remaining under the control of the Company upon closing of the transaction.

According to the valuation report of the net assets and liabilities, the calculated amount of R$ 1,211,789 was paid-in as share capital of I-Systems on November 1, 2021.

The process for acquisition of equity interest at FiberCo, later named I–Systems, by IHS was completed on November 16, 2021. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems. As of this moment, TIM S.A. ceased the line-by-line consolidation of I-Systems (formerly FiberCo).

For the conclusion of the sale, IHS made a capital contribution of R$ 582,498 (primary) in the new company (I-Systems) and the payment of R$ 1,096,294 (secondary) directly to TIM S.A., thus totaling R$ 1,678,792 for the acquisition of a 51% equity interest. The fair value calculated for 100% of the new company was R$ 3,291,794.

Upon closing, the remaining non-controlling interest of 49% in the investee was recorded by TIM S.A. at fair value in the amount of R$ 1,612,957, as provided for by IFRS 10 (CPC 36). As provided for in IAS 28 (CPC 18), the sale of an investment with loss of control must be recognized by the total write-off of the investment and recognition of part of the associated company’s investment at fair value.

Subsequently, the interest in the investee started to be valued under the equity method, as defined in IAS 28 (CPC 18).

Currently, due to the closing of the transaction and loss of I- Systems’s control, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477.

The effects of the transaction are detailed below:

Description

Transaction price	1,096,294
Investment registration at fair value	1,612,957

Cost of assets
Write-off of investment	(1,211,472)
Write-off of goodwill at Fiber RJ/Fiber SP acquisition	(1,051,477)
Write-off of deferred tax on amortized goodwill	335,935

Gain on transaction	782,237
Income tax and social contribution	(509,245)
Net gain on transaction	272,992

Gain before income tax and social contribution on remeasurement of investment to fair value	668,720
Gain before income tax and social contribution on asset disposal	113,517

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

2.       Preparation basis and presentation of individual and consolidated quarterly information

The individual and consolidated quarterly information was prepared in accordance with accounting practices adopted in Brazil, which comprise the resolutions issued by the CVM and the pronouncements, guidelines and interpretations issued by Comitê de Pronunciamentos Contábeis [Accounting pronouncements committee] (CPC) and the International Financial Reporting Standards (International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board (IASB) and show all relevant information specific to the quarterly information, and only this information, which is consistent with that used by management in its management. Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its quarterly information. In this way, the relevant information specific to the quarterly information is being evidenced and correspond to those used by the management in its duties.

The main accounting policies applied in the preparation of this quarterly information are defined below and / or presented in their respective notes. Those policies were consistently applied in the years presented.

a. General criteria for preparation and disclosure

The individual and consolidated quarterly information was prepared considering the historical cost as value basis and financial assets and liabilities (including derivative financial instruments) measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings that are fully classified as long-term.

The presentation of the Statement of Value Added is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. IFRS does not require the presentation of this statement. As a consequence, according to the IFRS, this statement is presented as supplementary information, without affecting the quarterly information.

Interests paid are classified as financing cash flow in the statement of cash flows as it represents costs of obtaining financial resources.

b. Functional currency and presentation currency

The currency of presentation of the quarterly information is the Real (R$), which is also the Company´s functional currency.

Foreign currency transactions are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are converted into reais at the exchange rate on the balance sheet date, informed by Banco Central do Brasil [Central Bank of Brazil]. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

44

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

The Group’s strategy is focused on optimizing results, and from the corporate reorganization mentioned in note 1, all the operating activities of the group are concentrated exclusively in TIM S.A. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

d.	Consolidation procedures

Subsidiaries are all the entities in which the Group retains control. The Group controls an entity when it is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e.: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at fair value on the date of acquisition, regardless of the proportion of any minority interest. The portion exceeding the acquisition cost of the Group's interest in the acquired identifiable net assets, is recorded as goodwill. Should the acquisition cost be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a revenue once concepts and calculations applied are reviewed.

Intercompany transactions, as well as the balances and unrealized gains and losses in those transactions, are eliminated. The base date of the financial information used for consolidation purposes is the same for all the companies in the Group.

There are no consolidated balances for the balance sheet for December 2021 since the comparative consolidated balances in December 2021 were not presented, since the subsidiary I-Systems (formerly FiberCo) was incorporated in December 2020 and, as described in Note 1, had 51% of its equity interest sold to IHS in November 2021, when TIM S.A. now holds a non-controlling minority interest of 49%. At that moment, TIM S.A. started having I-Systems as an affiliated company and to record the income (loss) of this company under the equity method, no longer consolidating it.

The Company’s consolidation basis as of September 30, 2022 includes the wholly-owned subsidiary Cozani (100% interest), due to the acquisition of this company, as described in Note 1.

e.	Business combination

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination, the buyer must measure the non-controlling interest in the acquired business at the fair value of based on its interest in the net assets identified in the acquired business. Costs directly attributable to the acquisition are accounted for as expense when incurred.

45

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

On acquiring a business, the Group assesses the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability should be recognized in accordance with CPC 48 in the statement of income.

Initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities) measured at fair value on acquisition date. If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in bargain purchase in the statement of income on the acquisition date.

After initial recognition, the goodwill is carried at cost less any accumulated loss for the impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Group that are expected to benefit by the synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

When the goodwill is part of a cash generating unit and a portion of this unit is disposed of, the premium associated with the disposed portion should be included in the cost of the operation when calculating gains or losses in the disposal. The goodwill disposed under these circumstances of this operation is determined based on the proportional values of the portion disposed of, in relation to the cash generating unit maintained.

The Group measures the lease liabilities assumed at the present value of the remaining payments as if the lease agreement acquired were a new lease agreement at the acquisition date. Right-of-use assets were measured at an amount equivalent to the lease liabilities and adjusted to reflect the favorable terms of these leases compared to market terms. Considering that the off-market nature of said lease is reflected in the right-of-use asset, the acquirer does not recognize separately an intangible asset or liability relating to favorable or unfavorable terms in relation to market value.

f.	Approval of quarterly information

This quarterly information was approved by the company's Board of Directors on November 7, 2022.

g.	New standards, amendments and interpretations of standards

The following new standards/amendments were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), are effective for the year ended September 30, 2022.

•        Amendments to CPC 06(R2), CPC 11, CPC 38, CPC 40 (R1) and CPC 48: Benchmark Interest Rate Reform.

The amendments to Pronouncements CPC 38 and CPC 48 provide for temporary exceptions that address the financial statement effects when a rate of interbank deposit certificate is replaced with an alternative to an almost risk-free rate. The amendments include the following practical expedients:

46

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

•        A practical expedient that requires contractual changes, or changes in cash flows which are directly required by the reform, to be treated as changes in a floating interest rate, equivalent to a change in a market rate;

•        A practical expedient that allows changes required by the reform, to be carried out in hedge designation and documentation and hedge relationship will not be discontinued;

•        A practical expedient that provides a temporary exception to entities so they will comply with the separately identifiable requirement when a risk-free rate instrument is designated as an hedge risk component.

These amendments did not impact the Group’s quarterly and consolidated information.

If they become applicable, the group intends to use the practical expedients in future periods.

•        Amendments to CPC 06 (R2): COVID-19 related benefits granted to leaseholders in lease agreements that go beyond June 30, 2021.

The amendments provide for the granting of benefits to lessees upon adoption of the guidelines of CPC 06 (R2) on the modification of the lease agreement, when accounting for the related benefits as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may choose not to assess whether a benefit related to Covid-19 granted by the lessor is a modification of the lease agreement. The lessee who makes this option must account for any change in the lease payment resulting from the benefit granted in the lease agreement related to Covid-19 in the same way that it would account for the change by adopting CPC 06 (R2) if the change was not a modification of the lease agreement.

The amendment was intended to be applied until June 30, 2021, but as the impact of COVID-19 pandemic may continue, on March 31, 2021, the CPC extended the application period of this practical expedient to June 30, 2022. This amendment becomes effective for the fiscal years beginning on or after January 1, 2021. However, with the advancement of vaccination and lesser impact of the pandemic on economic activities, benefits granted to lessees related to COVID-19 were not observed in 2022. However, if identified, the Company plans to apply the practical expedient when available within the period of the standard.

The following new standards were issued by Comitê de Pronunciamentos Contábeis [Accounting pronouncements committee] (CPC) and the International Accounting Standards Board (IASB), but are not in effect for the period ended on September 30, 2022.

•	CPC 11- Insurance Contracts

In May 2017, the IASB issued IFRS 17 - Insurance Contracts (a standard not yet issued by CPC in Brazil, but which will be codified as CPC 50 - Insurance Contracts and will replace CPC 11 - Insurance Contracts), a new comprehensive accounting standard for insurance contracts that includes recognition and measurement, presentation and disclosure. As soon as it comes into force, IFRS 17 (CPC 50) will replace IFRS 4 - Insurance Contracts (CPC 11), issued in 2005. IFRS 17 applies to all types of insurance contracts (such as life, non-life, direct insurance and reinsurance), regardless of the type of entity that issues them, as well as certain guarantees and financial instruments with discretionary participation characteristics. Some scope exceptions apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements of IFRS 4, which are largely based on local accounting policies in force in previous periods, IFRS 17 provides for a comprehensive model for insurance contracts, covering all relevant accounting aspects. The focus of IFRS 17 is the general model, covering the following:

47

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

• A specific adaptation for contracts with direct participation characteristics (variable rate approach).

• A simplified approach (premium allocation approach), mainly for short-term contracts. IFRS 17 is effective for periods beginning on or after January 1, 2023, requiring the presentation of comparative amounts. Early adoption is allowed if the entity also adopts IFRS 9 and IFRS 15 on the same date or before the first-time adoption of IFRS 17.

This standard does not apply to the Company.

•        Amendments to IAS 1: Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, related to CPC 26, aiming to specify the requirements for classifying the liabilities as current or non-current. The amendments clarify the following:

• What a right to postpone settlement means;

• That the right to postpone settlement must exist on the base date of the report;

• That this classification is not affected by the likelihood that an entity will exercise its right to postpone settlement

• That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification. Amendments are valid for periods started on January 1, 2023 and must be applied on a retrospective basis.

The Company is currently assessing the impact that the changes will have on current practice and whether or not existing loan agreements will require renegotiation.

•        Amendments to IAS 8: Definition of accounting estimates

In February 2021, IASB issued amendments to IAS 8 (standard related to CPC 23), in which the definition of ‘accounting estimates’ is introduced. The amendments clarify the difference between changes in accounting estimates and changes in accounting policies and correction of errors. Additionally, they clarify how entities use measurement and input techniques to develop accounting estimates.

The amendments will become effective for periods beginning on or after January 1, 2023 and will be applied to changes in accounting policies and estimates that occur on or after the beginning of that period. If disclosed, early adoption is allowed.

Amendments are not expected to have a significant impact on the Group’s financial statements.

•        Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of accounting policies

In February 2021, IASB issued amendments to IAS 1 (standard related to CPC 26 (R1)) and IFRS Practice Statement 2 Making Materiality Judgments, in which guides and examples are provided to help entities to apply materiality judgment to the disclosure of accounting policies. The aim of amendments is to assist entities in the disclosure of accounting policies that are most useful by replacing the requirement for disclosure of significant accounting policies to material accounting policies and adding guides about how entities should apply the concept of materiality to make decisions about the disclosure of accounting policies.

The amendments to IAS 1 are applicable for periods started as of or after January 1, 2023, with early adoption allowed. Since the amendments to Practice Statement 2 provide non-mandatory guides about the application of material definition to the accounting policy information, an adoption date is not required for this amendment.

The Group is currently evaluating the impacts of these amendments to the accounting policies disclosed.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

COVID-19 impacts

Since March 2020 a pandemic was declared by the World Health Organization due to the outbreak of the new Coronavirus (COVID-19). The main impacts and first cases were recorded in Brazil and in the world also in the first quarter of 2020.

The Company has a robust infrastructure and is part of an extremely important segment in this period of crisis, essential for the population, government and health system since 2020.  After an internal analysis, there was no indication of impairment of assets or risks associated with the fulfillment of obligations, since the Company is not highly leveraged and still has credit lines available to be used in the event of a significant reduction in cash volume.

In September 2021, the country showed a significant evolution in vaccination levels, with a reduction in the transmission rate and number of cases. Thus, there was a slight improvement in economic activities. In June, the stores returned with activities with a positive impact on device sales.

The country currently has vaccination levels at approximately 80% and we have not identified any relevant impacts in the quarterly information.

3.       Estimates and areas where judgment is significant in the application of the company's accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of quarterly information.

By definition, the resulting accounting estimates will rarely be the same as the actual results. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the carrying amounts of assets and liabilities for the fiscal period, are covered below.

(a)       Impairment loss on non-financial assets and investments in associated companies

Impairment losses occur when book value of an asset or cash generating unit exceeds its recoverable value, which is the highest of fair value less selling costs and value in use. Calculation of fair value less selling costs is based on information available on similar assets’ selling transactions or market prices less additional costs to dispose of the asset. The calculation of value in use is based on the discounted cash flow model.

Any reorganization activities with which the Company is not committed to on the reporting date of the quarterly information or significant future investments that could improve the asset base of the cash generating unit under test are excluded for impairment testing purposes.

The main non-financial assets for which this assessment was made are goodwill recorded by the Company (Note 16) and its tangible and intangible assets.

Net investments in associated companies are valued after applying the equity method to determine whether there is any objective evidence of impairment. The recoverable amount of an investment in an associated company must be determined for each investment, unless the associated company does not generate cash inflows on an ongoing basis that are largely independent of those generated by the entity’s other assets. The investment in an associated company was valued as described in Note 14.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

(b)       Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and CPC 32 / IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (Note 10).

(c)       Provision for legal and administrative proceedings

The legal and administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 25).

(d)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (Note 38).

(e)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 29).

(f)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (Note 17), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Leases, on 01/01/2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

4.       Cash and cash equivalents

These are financial assets measured at amortized cost through the effective interest rate method.

The Company’s Management determines the classification of its financial assets upon initial recognition.

50

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

As of December 31, 2021, there were no companies for consolidation. Therefore, the balances presented were only individual.

Parent company Consolidated

	September 2022	December 2021	September 2022

Cash and banks	77,004	99,821	99,730
Free availability financial investments:
CDB’s / Repurchases	1,415,222	5,128,794	2,195,799
	1,492,226	5,228,615	2,295,529

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfilment of short-term obligations by the company.

The decrease in the cash position is explained by the acquisition of an equity interest in Cozani (Note 1.2.1). and payments for 5G licenses and related obligations (Note 16.f).

The annual average return of the Company's applications related to CBD's is 102.14% (101.57% as of December 31, 2021) and of Repurchase and resale agreements is 96.28% of the variation of the Interbank Deposit Certificate – CDI.

5.       Marketable securities

Comprise financial assets measured at fair value through profit or loss.

	Parent company	Consolidated
	September 2022	December 2021	September 2022

FUNCINE (i)	11,732	11,508	11,732
Fundo Soberano (ii)	215	9,624	215
FIC: (iii)
Government bonds (iv)	845,611	2,975,613	845,611
CDB (v)	14,463	40,496	14,463
Financial bills (vi)	259,341	703,118	259,341
Other (vii)	287,666	839,169	287,666
	1,419,028	4,579,528	1,419,028

Current portion	(1,407,296)	(4,568,020)	(1,407,296)
Non-current portion	11,732	11,508	11,732

The decrease in the cash position is explained by the acquisition of an equity interest in Cozani (Note 1.2.1). and payments for 5G licenses and related obligations (Note 16.f).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

(i)As of December 2017, the Company, with the aim of using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2022 is 0.21% p.a. (-0.06% p.a. on December 31, 2021).

(ii) Fundo Soberano is composed only of federal government bonds. The average remuneration in 2022 is 100.68% (95.13% on December 31, 2021) of the variation of the interbank deposit certificate – CDI.

(iii) In August 2017, the Company invested in open FIC's (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from top-tier financial institutions. The average remuneration in 2022 of the FICs was 107.85% (122.76% on December 31, 2021) of the variation of the Interbank Deposit Certificate - CDI.

(iv) Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(v) The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(vi) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising.

(vii) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

6.       Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Accounts receivable from clients are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method less the provision for expected credit losses ("impairment").

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable equals the book value recorded as at September 30, 2022 and December 31, 2021.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.31% (0.19% on December 31, 2021).

	Parent Company		Consolidated
	September 2022	December 2021	September 2022
Trade accounts receivable	3,405,564	3,253,207	3,605,899

Gross accounts receivables	3,987,412	4,000,026	4,226,968

Billed services	2,044,662	2,107,682	2,185,486
Unbilled services	913,366	849,762	946,691
Network use (interconnexion)	524,553	504,333	540,524
Goods sold	487,956	521,362	537,392
Contractual assets (note 24)	15,328	15,340	15,328
Other accounts receivable	1,547	1,547	1,547

Provision for expected credit losses	(581,848)	(746,819)	(621,069)

Current portion	(3,171,738)	(3,066,906)	(3,372,073)
Non-current portion	233,826	186,301	233,826

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

The movement of the provision for loss on expected settlement credits, accounted for as an asset reduction account, was as follows:

	Parent Company		Consolidated
	September 2022	December 2021	September 2022
	(9 months)	(12 months)	(9 months)

Opening balance	746,819	651,260	746,819
Setup of provision, net from reversion	432,431	544,642	470,418
Balance in the acquisition of subsidiary	-	-	33,284
Write-off of provision	(597,402)	(449,083)	(629,452)

Closing Balance	581,848	746,819	621,069

The change in the closing balance of allowance for doubtful accounts was due to the write-off of invoices already provisioned.

The aging of accounts receivable is as follows:

	Parent Company	Consolidated
	September 2022	December 2021	September 2022

Total	3,987,412	4,000,026	4,226,968

Undue	2,777,515	2,895,999	2,931,851
Overdue up to (days):
30	271,331	246,195	297,572
60	101,638	100,027	112,454
90	83,678	77,280	91,686
>90	753,250	680,525	793,405

7.       Inventory

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

	Parent Company		Consolidated
	September 2022	December 2021	September 2022

Total Inventory	277,964	202,553	277,964

Inventory	290,858	214,605	290,858
Mobile handsets and tablets	185,703	140,934	185,703
Accessories and prepaid cards	75,628	53,791	75,628
TIM chips	29,527	19,880	29,527

Losses on adjustment to realizable amount	(12,894)	(12,052)	(12,894)

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

8.       Indirect taxes, charges and contributions to be recoverable

	Parent Company		Consolidated
	September 2022	December 2021	September 2022

Indirect taxes, charges and contributions to be recoverable	1,274,674	1,259,932	1,284,831

ICMS (i)	1,231,160	1,216,912	1,241,318
Other	43,514	43,020	43,513

Current portion	(417,834)	(354,620)	(421,670)
Non-current portion	856,840	905,312	863,161

(i) The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

9.       Direct taxes, charges and contributions recoverable

	Parent Company		Consolidated
	September 2022	December 2021	September 2022

Direct taxes, charges and contributions recoverable	1,403,158	2,042,361	1,404,960

Income tax (IR) and social contribution (CS) (i)	863,917	807,096	863,917
PIS / COFINS (ii)	361,690	1,164,772	361,693
IRRF (Withholding income tax) on interest earning bank deposits	131,761	37,738	133,553
Other	45,790	32,755	45,797

Current portion	(621,892)	(1,311,906)	(623,694)
Non-current portion	781,266	730,455	781,266

(i) In September 2021, the Federal Supreme Court (STF), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. The specific TIM lawsuit is still pending judgment, TIM recorded its best estimate to date, in the amount of R$ 590 million (R$ 547 million on December 31, 2021) since the likelihood of a favorable outcome for the Company becomes probable. The Company is awaiting the final decision. The estimated period for using credits is more than 12 months later.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

(ii) The Recoverable PIS/COFINS amounts mainly refer to credits from a legal proceeding filed by TIM Celular S.A. (ultimately merged into TIM S.A., as well as TIM S.A. itself), with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS calculation bases. According to the Company’s internal assessment, the Company expects to use these credits in the next 12 months.

In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions.  TIM S.A. (previously named “Intelig Telecomunicações Ltda.”), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the past, which had filed proceedings of the same nature, has been challenging this issue in court since 2006, with effects retroactive to five years, as permitted by the legislation. The total amount recorded in 2019 related to these credits was R$ 3,023 million, of which R$ 1,795 million relates to principal and R$ 1,228 million was inflation adjustment.

The amount recorded are updated monthly at the interest rate equivalent to the reference rate of the Special Settlement and Custody System (Selic), available on the website of the Brazilian Federal Revenue.

In 2021, TIM had utilized credits arising from the process of exclusion of ICMS from the calculation bases of PIS and COFINS, for payments of federal taxes, in the total amount of R$ 957 million. In 2022, total offsetting of R$ 619 million was made for said PIS and COFINS credits.

In May 2021, the Brazilian Supreme Court (STF) ended the discussion regarding the credit rights of the companies, defining in the judgment of Motions for Clarification that the exclusion of ICMS from the PIS and COFINS calculation basis is valid as of March 15, 2017, when the general repercussion thesis (Topic 69) was established, in the judgment of Special Appeal (RE) No. 574706.

Considering that the judges ratified that the ICMS not included in the PIS/COFINS calculation basis is highlighted in the invoice, we confirm that the procedures adopted by TIM S.A., when providing for PIS/COFINS credits, are adequate.

10.       Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on: (1) accumulated income tax carried forward losses and negative basis of social contribution, and (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company.

The balances of deferred income tax and social contribution assets and liabilities are shown in the balance sheet at their net amounts, when there is both a legal right and an intention to offset them at the time when the current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

On September 30, 2022 and December 31, 2021, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

The amounts recorded are as follows:

	Parent Company		Consolidated
	September 2022	December 2021	September 2022

Losses carried forward – income tax and social contribution	167,526	219,876	218,342
Temporary differences:
Provision for legal and administrative proceedings	365,244	330,627	365,244
Losses on doubtful accounts receivable	202,772	257,529	223,377
Adjustments to present value – 3G license	1,841	3,298	1,841
Deferred income tax on book adjustments
Lease of LT Amazonas infrastructure	34,065	32,377	34,065
Profit sharing	22,903	40,177	24,471
Taxes with enforceability suspended (i)	596,324	437,950	632,688
Amortized Goodwill – TIM Fiber (ii)	(34,560)	(34,560)	(34,560)
Derivative financial instruments	(139,237)	(143,948)	(139,237)
Capitalized interest on 4G authorization	(260,950)	(233,433)	(260,950)
Deemed costs – TIM S.A.	(34,637)	(42,617)	(34,637)
Adjustments of standard IFRS 16 (iii)	437,231	369,521	519,739
Accelerated depreciation (iv)	(607,857)	(466,863)	(659,594)
Fair value adjustment I–Systems (former FiberCo) (v)	(249,477)	(249,477)	(249,477)
Impairment loss	-	-	336,858
Other	24,347	16,431	162,846
	525,535	536,888	1,141,016

Deferred income tax and social contribution on tax losses and negative bases not recognized yet	-	-	(50,815)
	525,535	536,888	1,090,201
Deferred active tax portion	525,535	536,888	1,090,201

(i) Mainly represented by the Fistel fee (TFF) for the financial years 2020, 2021 and 2022 of TIM S.A. at a parent company level and, at a consolidated level, the TFF referring to Cozani's 2022 financial year is also added. The Operating Inspection Fee (TFF) for the years 2020, 2021 and 2022 of TIM S.A. and TFF for 2022 of Cozani had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See Note 22 for details.

(ii) Represented by the goodwill on the business combination of companies TIM Fiber RJ and SP acquired by TIM in 2012, partially realized in November 2021 after the completion of the transaction for the sale of 51% of the equity interest in I-Systems to IHS, described in Note 1.

(iii) Represents the addition of new contracts, mainly due to the acquisition of Cozani.

(iv) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 607,857 million until September 30, 2022 (R$ 467 million up to December 31, 2021) and applied as of January 1, 2020.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

(v) Refers to deferred charges on the fair value of the non-majority interest calculated in the sale transaction described in Note 1 that took place in November 2021 between TIM S.A. and IHS Fiber Brasil - Cessão de Infraestruturas Ltda.

Expectation of recovery of tax credits

The estimates of recoverability of tax credits were calculated taking into consideration financial and business assumptions available on September 30, 2022.

Based on these projections, the company has the following expectation of recovery of credits:

Parent Company

Income tax and contribution social contribution	Tax losses and negative basis	Temporary differences
2022	78,100	829,258
2023	89,426	(158,950)
2024	-	(217,247)
>2025	-	(95,052)
Total	167,526	358,009	525,535

Consolidated

Deferred income tax and social contribution	Tax losses and negative basis	Temporary differences
2022	78,100	891,439
2023	89,426	(137,459)
2024	-	(247,493)
>2025	-	416,188
Total	167,526	922,675	1,090,201

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences. Deferred tax credits on tax losses and negative basis of social contribution in the amount of R$ 50,815 referring to Cozani were not recognized.

The Company used credits from tax losses and the negative basis of social contribution in the amount of R$ 52,350 throughout this year up to September 30, 2022 (R$ 255,252 on December 31, 2021).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

11.       Prepaid expenses

	Parent company		Consolidated
	September 2022	December 2021	September 2022

Prepaid expenses	393,449	358,287	595,876
Fistel (i)	74,557	-	135,381
Advertisements not released (ii)	30,731	86,154	30,731
Rentals and insurance	63,350	67,034	63,350
Incremental costs for obtaining customer contracts (iii)	175,515	153,988	175,515
IT Services (iv)	35,136	28,626	35,136
Contractual prepaid expenses (v)	-	-	141,603
Other	14,160	22,485	14,160

Current portion	(307,934)	(275,148)	(510,361)
Non-current portion	85,515	83,139	85,515

(i) The Fistel rate is appropriated monthly to the income (loss).

(ii) Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(iii) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iv) They represent prepayments of IT services expenses for network migration of information to the “cloud”.

(v) It mainly refers to the payment in April 2022 (acquisition date of Cozani) of TSA (Transition Service Agreement), in the amount of R$ 250,722 as remuneration, for up to 12 months of service provision in Cozani’s transition phase. As of September 30, 2022, the balance of the remaining amount related to the TSA was R$ 139,290.

12.       Judicial deposits

They are recorded at historical cost and updated according to current legislation.

	Parent Company		Consolidated
	September 2022	December 2021	September 2022

Judicial deposits	684,629	718,773	684,629

Civil	276,955	285,583	276,955
Labor	116,395	128,607	116,395
Tributary	181,795	178,914	181,795
Regulatory	112	111	112
Online attachment (i)	109,372	125,558	109,372

(i) Refer to legal blockages directly in the company's current accounts and financial investments linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited updated in court under discussion is R$ 76,421 (R$ 72,533 on December 31, 2021).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The company has legal deposits, relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The current value of the deposits referring to this discussion is R$ 35,843 (R$ 34,289 as of December 31, 2021).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The current value of the deposits referring to this discussion is R$ 5,199 (R$ 9,073 as of December 31, 2021).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The current value of the deposits referring to this discussion is R$ 21,632 (R$ 20,022 as of December 31, 2021).

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The current value of the deposits referring to this discussion is R$ 11,397 (R$ 11,254 as of December 31, 2021).

(e)	Incidence of ISS on import services and third parties; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The current value of the deposits referring to this discussion is R$ 8,195 (R$ 8,048 as of December 31, 2021).

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification,availability, subscription and use of the services, among others. The current value of the deposits referring to this discussion is R$ 3,583 (R$ 3,478 as of December 31, 2021).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The current value of the deposits referring to this discussion is R$ 3,716 (R$ 3,582 as of December 31, 2021).

(h)	Deposit made by TIM S. A – unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The current value of the deposits referring to this discussion is R$ 62,954 (R$ 61,752 as of December 31, 2021).

(i)	ICMS - Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The current value of the deposits referring to this discussion is R$ 8,271 (R$ 9,960 as of December 31, 2021).

(j)	Charges related to cases of Jornal do Brasil that were directed to the company. The current value of the deposits referring to this discussion is R$ 11,217 (R$ 9,730 as of December 31, 2021).

13.       Other assets

	Parent company		Consolidated
	September 2022	December 2021	September 2022

Other assets	286,203	216,159	287,465

Advances to employees	28,523	6,795	28,523
Advances to suppliers	34,442	48,755	36,230
Amounts receivable from TIM Brasil (Note 36)	22,702	23,069	22,702
Amounts receivable from incentivized projects	65,462	13,613	65,462
INSS tax credit	70,684	66,638	70,684
Other	64,390	57,541	63,864

Current portion	(218,393)	(197,251)	(219,655)
Non-current portion	67,810	18,908	67,810

14.       Investment

The ownership interest in associated company or subsidiary is valued using the equity accounting method.

Cozani

As mentioned in Note 1, on April 20, 2022, TIM S.A., Telefônica Brasil S.A. and Claro S.A., after complying with the precedent conditions established by the Administrative Council for Economic Defense (CADE) and ANATEL, concluded the process of acquiring the mobile assets of Oi Móvel S.A. – Under court-ordered reorganization.

With the conclusion of the Transaction, TIM S.A. now holds 100% of the share capital of Cozani, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by the Company. Therefore, Cozani is a company controlled by TIM S.A as of September 30, 2022.

60

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

I-Systems

As mentioned in Note 1, in December 2020, the company Fiber Co (currently I-Systems) was incorporated and was fully controlled by TIM S.A.. In November 2021, as a result of the spin-off of net assets of the broadband business and the creation of I-Systems (formerly FiberCo) with subsequent sale of 51% of its equity interest on behalf of IHS, TIM S.A. assessed the transaction as a loss of control and stopped consolidating it, recording the investment in an associated company, in the amount of R$ 1,612,957 at fair value for the remaining minority interest (non-controlling) of 49% (R$ 1,601,703 as of December 31, 2021).

TIM S.A. has 49% (49% on December 31, 2021) in the share capital of I-Systems. Therefore, between December 2020 and October 2021, Fiber Co was a subsidiary of TIM S.A., becoming an associated company as of November 2021, a condition that remains until now.

On September 30, 2022, the Company did not identify any impairment indicators and, therefore, there was no need to review the impairment test in the period.

a)	Interest in subsidiaries and associated companies

	Associated companies		Subsidiary	Total
	September 2022 I-Systems	December 2021 I-Systems	September 2022 Cozani	September 2022	December 2021

Total number of shares	1,794,287,995	1,794,287,995	3,002,872

Interest in total capital	49%	49%	100%

Shareholders' equity	1,562,705	1,794,288	5,009,343

Loss for the period (i)	(79,588)	(22,968)	(220,912)

Equity in earnings	(38,998)	(11,254)	(220,912)

Investment amount	1,562,705	1,601,703	5,009,343	6,572,048	1,601,703

Changes in investment in subsidiaries and associated companies:

	I-Systems (associated company)	Cozani (subsidiary)	Total

Balance of investment on December 31, 2021	1,601,703	-	1,601,703
Net identifiable assets at fair value	-	4,979,533	4,979,533
Capital increase	-	250,722	250,722
Equity in earnings	(38,998)	(220,912)	(259,910)
Balance of investment as of September 30, 2022	1,562,705	5,009,343	6,572,048

61

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

(i) The subsidiary’s results show the changes from the acquisition period. The date of acquisition and transfer of control was April 30, 2022 and the results of the subsidiary were consolidated as of April 30, 2022, as the financial information available is closest to the date of transfer of control.

Cozani’s shareholders’ equity as of April 30, 2022 was adjusted to comply with the Company’s accounting practices, reflecting a decrease of approximately R$ 839 million, mainly related to the impairment of tangible assets, recording of onerous capacity contract and deferred taxes.

15.       Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values. As of September 30, 2022, and December 31, 2021, the Company has no indication of impairment in its property, plant and equipment. Property, plant and equipment values recorded in the acquisition of Cozani were impacted, as described in Note 14.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified within financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

62

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

•	Changes in property, plant and equipment

	Parent Company
	Balance in December 2021	Additions	Write-offs	Transfers	Assets held for sale	Balance in September 2022

Total cost of property, plant and equipment, gross	49,159,678	4,235,232	(214,112)	-	-	53,180,798
Commutation/transmission equipment	25,854,454	(968)	(101,150)	2,264,432	-	28,016,768
Fiber optic cables	778,512	-	-	4,266	-	782,778
Leased handsets	2,806,454	648	(16,572)	124,638	-	2,915,168
Infrastructure	6,443,285	-	(9,467)	411,372	-	6,845,190
Informatics assets	1,756,340	-	(4,150)	24,240	-	1,776,430
General use assets	916,845	-	(917)	27,355	-	943,283
Right of use in leases	9,779,327	1,460,872	(81,027)	-	-	11,159,172
Land	40,794	-	(640)	-	-	40,154
Construction in progress	783,667	2,774,680	(189)	(2,856,303)	-	701,855

Total Accumulated Depreciation	(30,851,278)	(3,062,160)	160,789	-	-	(33,752,649)
Commutation/transmission equipment	(18,187,994)	(1,517,618)	100,675	-	-	(19,604,937)
Fiber optic cables	(522,205)	(46,244)	-	-	-	(568,449)
Leased handsets	(2,534,691)	(115,123)	11,647	-	-	(2,638,167)
Infrastructure	(4,043,155)	(284,268)	9,144	-	-	(4,318,279)
Informatics assets	(1,629,730)	(39,498)	4,134	-	-	(1,665,094)
General use assets	(649,229)	(37,226)	495	-	-	(685,960)
Right of use in leases	(3,284,274)	(1,022,183)	34,694	-	-	(4,271,763)
Total property, plant and equipment, net	18,308,400	1,173,072	(53,323)	-	-	19,428,149
Commutation/transmission equipment	7,666,460	(1,518,586)	(475)	2,264,432	-	8,411,831
Fiber optic cables	256,307	(46,244)	-	4,266	-	214,329
Leased handsets	271,763	(114,475)	(4,925)	124,638	-	277,001
Infrastructure	2,400,130	(284,268)	(323)	411,372	-	2,526,911
Informatics assets	126,610	(39,498)	(16)	24,240	-	111,336
General use assets	267,616	(37,226)	(422)	27,355	-	257,323
Right of use in leases	6,495,053	438,689	(46,333)	-	-	6,887,409
Land	40,794	-	(640)	-	-	40,154
Construction in progress	783,667	2,774,680	(189)	(2,856,303)	-	701,855

The construction in progress represent the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

63

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

	Parent Company
	Balance in December 2020	Additions	Write-offs (i)	Transfers	Assets held for sale (ii)	Balance in September 2021

Total cost of property, plant and equipment, gross	47,429,167	3,619,235	(2,001,140)	-	(1,712,349)	47,334,913
Commutation/transmission equipment	25,875,916	6,264	(1,663,576)	2,259,839	(1,172,650)	25,305,793
Fiber optic cables	878,100	-	-	18,876	(123,567)	773,409
Leased handsets	2,643,336	586	(11,007)	136,728	-	2,769,643
Infrastructure	6,436,572	-	(102,101)	185,431	(402,358)	6,117,544
Informatics assets	1,770,386	-	(35,915)	19,502	(2,937)	1,751,036
General use assets	902,287	-	(31,687)	38,057	(10,837)	897,820
Right of use in leases	8,367,895	992,709	(156,019)	-	-	9,204,585
Land	40,794	-	-	-	-	40,794
Construction in progress	513,881	2,619,676	(835)	(2,658,433)	-	474,289

Total Accumulated Depreciation	(29,328,469)	(2,938,250)	1,835,178	-	549,466	(29,882,075)
Commutation/transmission equipment	(18,130,526)	(1,494,304)	1,658,183	-	238,595	(17,728,052)
Fiber optic cables	(482,613)	(50,347)	-	-	26,092	(506,868)
Leased handsets	(2,398,217)	(108,444)	7,715	-	-	(2,498,946)
Infrastructure	(4,018,854)	(292,861)	101,883	-	277,439	(3,932,393)
Informatics assets	(1,617,970)	(44,340)	35,960	-	2,774	(1,623,576)
General use assets	(637,903)	(36,025)	31,437	-	4,566	(637,925)
Right of use in leases	(2,042,386)	(911,929)	-	-	-	(2,954,315)

Total property, plant and equipment, net	18,100,698	680,985	(165,962)	-	(1,162,883)	17,452,838
Commutation/transmission equipment	7,745,390	(1,488,040)	(5,393)	2,259,839	(934,055)	7,577,741
Fiber optic cables	395,487	(50,347)	-	18,876	(97,475)	266,541
Leased handsets	245,119	(107,858)	(3,292)	136,728	-	270,697
Infrastructure	2,417,718	(292,861)	(218)	185,431	(124,919)	2,185,151
Informatics assets	152,416	(44,340)	45	19,502	(163)	127,460
General use assets	264,384	(36,025)	(250)	38,057	(6,271)	259,895
Right of use in leases	6,325,509	80,780	(156,019)	-	-	6,250,270
Land	40,794	-	-	-	-	40,794
Construction in progress	513,881	2,619,676	(835)	(2,658,433)	-	474,289

(i) In 2021, the write-offs of tangible assets for the period, with the exception of the right-of-use, include inventory adjustments for assets that were fully depreciated with a net impact of R$ 2.9 million.

(ii) In June 2021, due to the sale transaction of FiberCo described in Note 1, we had the reclassification of items related to property, plant and equipment to the group of assets held for sale.

64

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

	Consolidated
	Balance in December 2021	Additions / depreciation	Write-offs	Transfers	Acquisitions of subsidiary (Note 1.2.1)	Balance in September 2022

Total cost of property, plant and equipment, gross	49,159,678	4,236,852	(214,117)	-	11,270,637	64,453,050
Commutation/transmission equipment	25,854,454	(968)	(101,150)	2,287,906	7,060,921	35,101,163
Fiber optic cables	778,512	-	-	4,266	756	783,534
Leased handsets	2,806,454	648	(16,572)	124,638	-	2,915,168
Infrastructure	6,443,285	-	(9,467)	418,200	701,025	7,553,043
Informatics assets	1,756,340	-	(4,150)	24,240	336,123	2,112,553
General use assets	916,845	-	(918)	27,393	212,023	1,155,343
Right of use in leases	9,779,327	1,462,492	(81,027)	-	2,929,449	14,090,241
Land	40,794	-	(640)	-	-	40,154
Construction in progress	783,667	2,774,680	(193)	(2,886,643)	30,340	701,851

Total Accumulated Depreciation	(30,851,278)	(3,663,068)	160,789	-	(6,997,736)	(41,351,293)
Commutation/transmission equipment	(18,187,994)	(1,665,426)	100,675	-	(5,915,990)	(25,668,735)
Fiber optic cables	(522,205)	(46,244)	-	-	(25)	(568,474)
Leased handsets	(2,534,691)	(115,208)	11,647	-	-	(2,638,252)
Infrastructure	(4,043,155)	(299,261)	9,144	-	(562,370)	(4,895,642)
Informatics assets	(1,629,730)	(37,235)	4,134	-	(337,265)	(2,000,096)
General use assets	(649,229)	(41,658)	495	-	(182,086)	(872,478)
Right of use in leases	(3,284,274)	(1,458,036)	34,694	-	-	(4,707,616)
Total property, plant and equipment, net	18,308,400	573,784	(53,328)	-	4,272,901	23,101,757
Commutation/transmission equipment	7,666,460	(1,666,394)	(475)	2,287,906	1,144,931	9,432,428
Fiber optic cables	256,307	(46,244)	-	4,266	731	215,060
Leased handsets	271,763	(114,560)	(4,925)	124,638	-	276,916
Infrastructure	2,400,130	(299,261)	(323)	418,200	138,655	2,657,401
Informatics assets	126,610	(37,235)	(16)	24,240	(1,142)	112,457
General use assets	267,616	(41,658)	(423)	27,393	29,937	282,865
Right of use in leases	6,495,053	4,456	(46,333)	-	2,929,449	9,382,625
Land	40,794	-	(640)	-	-	40,154
Construction in progress	783,667	2,774,680	(193)	(2,886,643)	30,340	701,851

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16 / CPC 06 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

	Parent Company
Right-of-use in lease	Network infrastructure	Shops & kiosks & real estate	Land (Network)	Fiber	Total
Balances at December 31, 2021	3,048,509	541,312	1,504,233	1,400,999	6,495,053
Additions	971,286	178,350	257,255	53,981	1,460,872
Remeasurement	(19,018)	(12,251)	(10,300)	(4,764)	(46,333)
Depreciation	(396,869)	(97,071)	(169,830)	(358,413)	(1,022,183)
Balances at September 30, 2022	3,603,908	610,340	1,581,358	1,091,803	6,887,409

Useful life – %	11.47%	10.44%	11.44%	7.18%

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

	Consolidated
Right-of-use in lease	Network infrastructure	Shops & kiosks & real estate	Land (Network)	Fiber	Total
Balances at December 31, 2021	3,048,509	541,312	1,504,233	1,400,999	6,495,053
Opening balance	2,143,142	-	786,307	-	2,929,449
Additions	972,905	178,350	257,255	53,982	1,462,492
Remeasurement	(19,018)	(12,251)	(10,300)	(4,764)	(46,333)
Depreciation	(743,788)	(97,071)	(258,764)	(358,413)	(1,458,036)
Balances at September 30, 2022	5,401,750	610,340	2,278,731	1,091,804	9,382,625

Useful life – %	12.08%	10.44%	12.06%	7.18%

•	Depreciation rates
Annual fee %
Commutation/transmission equipment	8–14,29
Fiber optic cables	4–10
Leased handsets	14,28–50
Infrastructure	4–20
Informatics assets	10–20
General use assets	10–20

In 2021, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation, the Company assessed the useful life estimates for their property, plant and equipment, and concluded that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

16.       Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Financial charges on funds raised generically (with no specific allocation), used to obtain a qualifying asset, which is an asset that necessarily demands a substantial period of time to become ready for intended use is capitalized as part of this asset’s cost when it is probable that will result in future economic benefits to the Entity and such costs can be reliably measured. Within this concept, we had the capitalization of charges for the 700MHz 4G license between 2014 and 2019 and we currently have the capitalization of charges on the acquisition of the 5G license for the radio frequency not readily available and other obligations related to such radio frequency. Said capitalization occurs until the asset is considered available for use by Management, and as of that date onwards, capitalization of interest and charges on this asset ends. These costs are amortized over the estimated useful lives.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

(a) Changes in intangible

	Parent Company
	Balance in December 2021	Additions/ Amortization	Write-offs	Transfers	Balance in September 2022

Total gross intangible cost	34,630,541	3,252,630	(3,200)	-	37,879,971
Right to use software	19,911,004	-	-	701,387	20,612,391
Authorizations	11,151,497	30,699	(3,200)	17,123	11,196,119
Goodwill	475,743	2,195,091	-	-	2,670,834
Right to use infrastructure - LT Amazonas	186,221	-	-	15,557	201,778
Other assets	333,116	-	-	5,001	338,117
Intangible assets under development	2,572,960	1,026,840	-	(739,068)	2,860,732

Total Accumulated Amortization	(24,045,462)	(1,267,843)	3,200	-	(25,310,105)
Right to use software	(17,432,018)	(770,747)	-	-	(18,202,765)
Authorizations	(6,357,666)	(470,807)	3,200	-	(6,825,273)
Right to use infrastructure - LT Amazonas	(76,697)	(7,204)	-	-	(83,901)
Other assets	(179,081)	(19,085)	-		(198,166)

Total Intangible Net	10,585,079	1,984,787	-	-	12,569,866
Right to use software (c)	2,478,986	(770,747)	-	701,387	2,409,626
Authorizations (f)	4,793,831	(440,108)	-	17,123	4,370,846
Goodwill (d)	475,743	2,195,091	-	-	2,670,834
Right to use infrastructure-LT Amazonas (E)	109,524	(7,204)	-	15,557	117,877
Other assets	154,035	(19,085)	-	5,001	139,951
Intangible assets under development	2,572,960	1,026,840	-	(739,068)	2,860,732

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

Parent Company

	Balance in December 2020	Additions/ Amortization	Write-offs	Transfers	Assets held for sale (i)	Balance in September 2021

Total cost of intangible assets, gross	31,444,050	585,493	-	-	(1,161,312)	30,868,231
Right to use software	19,117,515	-	-	678,817	(112,593)	19,683,739
Authorizations	9,931,248	15,469	-	4,575	(1,737)	9,949,555
Goodwill	1,527,220	-	-	-	(1,046,982)	480,238
Right to use infrastructure - LT Amazonas	177,866	-	-	8,355	-	186,221
Other assets	329,626	-	-	1,558	-	331,184
Intangible assets under development	360,575	570,024	-	(693,305)	-	237,294

Total Accumulated Amortization	(22,416,975)	(1,317,519)	9	-	111,407	(23,623,078)
Right to use software	(16,378,487)	(885,873)	9	-	110,636	(17,153,715)
Authorizations	(5,816,241)	(406,660)	-	-	771	(6,222,130)
Right to use infrastructure - LT Amazonas	(67,966)	(6,479)	-	-	-	(74,445)
Other assets	(154,281)	(18,507)	-			(172,788)

Total intangible assets, net	9,027,075	(732,026)	9	-	(1,049,905)	7,245,153
Right to use software (c)	2,739,028	(885,873)	9	678,817	(1,957)	2,530,024
Authorizations (f)	4,115,007	(391,191)	-	4,575	(966)	3,727,425
Goodwill (d)	1,527,220	-	-	-	(1,046,982)	480,238
Right to use infrastructure-LT Amazonas (e)	109,900	(6,479)	-	8,355	-	111,776
Other assets	175,345	(18,507)	-	1,558	-	158,396
Intangible assets under development	360,575	570,024	-	(693,305)	-	237,294

The intangible assets in progress represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets. As of December 2021, includes 5G License acquisition values, pursuant to Note 16.f.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

(i) In June 2021, due to the sale transaction of Fiber Co described in Note 1, we had the reclassification of items related to intangible assets to the group of assets held for sale.

	Consolidated
	Balance in December 2021	Additions/ Amortization	Write-offs	Transfers	Acquisitions of subsidiary (Note 1.2.1)	Balance in September 2022

Total gross intangible cost	34,630,541	3,252,632	(3,200)	-	7,271,148	45,151,121
Right to use software	19,911,004	-	-	701,387	1,366,860	21,979,251
Authorizations	11,151,497	30,699	(3,200)	17,123	4,596,210	15,792,329
Goodwill	475,743	2,195,091	-	-	-	2,670,834
Right to use infrastructure - LT Amazonas	186,221	-	-	15,557	-	201,778
Other assets	333,116	-	-	5,001	1,308,078	1,646,195
Intangible assets under development	2,572,960	1,026,842	-	(739,068)	-	2,860,734

Total Accumulated Amortization	(24,045,462)	(1,378,406)	3,200	-	(3,780,967)	(29,201,635)
Right to use software	(17,432,018)	(775,944)	-	-	(1,347,360)	(19,555,322)
Authorizations	(6,357,666)	(562,803)	3,200	-	(1,381,802)	(8,299,071)
Right to use infrastructure - LT Amazonas	(76,697)	(7,204)	-	-	-	(83,901)
Other assets	(179,081)	(32,455)	-		(1,051,805)	(1,263,341)

Total Intangible Net	10,585,079	1,874,226	-	-	3,490,181	15,949,485
Right to use software (c)	2,478,986	(775,944)	-	701,387	19,500	2,423,929
Authorizations (f)	4,793,831	(532,104)	-	17,123	3,214,408	7,493,257
Goodwill (d)	475,743	2,195,091	-	-	-	2,670,834
Right to use infrastructure-LT Amazonas (E)	109,524	(7,204)	-	15,557	-	117,877
Other assets	154,035	(32,455)	-	5,001	256,273	382,854
Intangible assets under development	2,572,960	1,026,842	-	(739,068)	-	2,860,734

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	5–50
Right to use infrastructure	5
Other assets	7–10

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

(c) Software licenses

The costs associated with maintaining software are recognized as expense, as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the group are recognized as intangible assets when capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered

(d.1) Goodwill on the acquisition of Cozani

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, valuated on fair value basis on the acquisition date, including the value of any ownership interest held by non-controlling shareholders in the acquired company, regardless of their proportion. For each business combination, the buyer must measure the non-controlling interest in the acquired business at the fair value of based on its interest in the net assets identified in the acquired business.

Costs directly attributable to the acquisition should be accounted for as expense when incurred.

When acquiring a business, the Company evaluates financial assets and liabilities assumed with the purpose of classifying and allocating them according to contractual covenants, economic circumstances and pertinent conditions on the acquisition date.

If a business combination is performed in stages, the fair value on the date of acquisition of the shareholding interest previously held in the capital is revaluated at fair value on the date of acquisition, impacts being recognized in statement of income.

Initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities).

If the fair value of net assets acquired is greater than the aggregate consideration transferred, the gain is recognized in profit or loss.

After initial recognition, the goodwill is carried at cost less impairment losses (if any). For purposes of impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to the respective cash-generating units that are expected to benefit from the combination. In the case of the TIM group, the goodwill was allocated to the mobile cash generating unit, which is the only one identified so far.

The goodwill associated with the cash-generating unit sold must be included in the cost of the transaction when determining the gain or loss on the disposal. As of September 30, 2022, goodwill is recorded in the amount of R$ 2,195,091.

(d.2) Goodwill registered in previous years

The Company has the following goodwill, based on the expected future profitability on September 30, 2022 and December 31, 2021.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - TIM Celular S.A (merged by Intelig, current TIM S.A) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$ 1,159,649.

In November 2021, the Company concluded the drop-down of liquid assets related to the residential broadband business linked to the secondary network infrastructure to the wholly-owned subsidiary FiberCo and sold 51% of the equity interest in FiberCo, currently named I- Systems, on behalf of IHS. Currently, due to the closing of the transaction, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems. Consequently, with the closing of this deal in November 2021, the goodwill initially recorded on the acquisition of the companies Fiber RJ and Fiber SP was reduced to R$ 108,171. This is the recorded balance on September 30, 2022 and December 31, 2021.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A, the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company. Its recoverability is tested annually, through the impairment testing.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations involving TIM Group companies.

The methodology and assumptions used by Management for the aforementioned impairment test is summarized below:

The management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers the business at the consolidated level, therefore it covers the consolidated group. This methodology is aligned with the company's strategic direction. It is important highlighting that the group’s results are essentially represented by TIM S.A., but with the acquisition of Cozani in 2022, it started generating results in the TIM S.A. (consolidated) as of 04/30/2022. The Company understands that the consolidated results of TIM S.A. represent a single cash-generating unit for purposes of impairment testing of assets with indefinite useful lives, in accordance with IAS 36/CPC 01.

On December 31, 2021, the impairment test was performed by comparing the book value with the fair value minus the disposal costs of the asset, as foreseen in IAS 36 / CPC 01.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the carrying amount of the cash generating unit.

The fair value of Level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices on the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis.

Its securities are traded on BOVESPA with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

The measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the book value. Therefore, being the fair value higher than the book value, it is not necessary to calculate the value in use. The effects of TIM Participações holding (incorporated by TIM S.A) on the value of the book value in 2021 were irrelevant and also its effects on the result of the Consolidated Group. Therefore, the calculations carried out at the consolidated level essentially contemplate the results and accounting balances of TIM S.A., so the management of the Company concludes that the use of the fair value less of cost of sales methodology is adequate to conclude that there is no provision for impairment since the fair value less the cost of sales is higher than the total book value of the cash generating unit.

On September 30, 2022, the Company carried out the analysis of all tangible, intangible assets and investments and did not identify any impairment indicators and, therefore, there was no need to review the impairment test in the period.

(e) Right to use infrastructure - Lt Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 / ICPC 3 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs (note 16).

(f) Authorizations

4G License

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license fell under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 to 2019.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

5G License

In 2021, there was a record regarding the acquisition of the 5th Generation (“5G”) mobile telephony radio frequencies.

In November 2021, TIM participated in the 5G Auction and was the winner of several lots in the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands. These licenses will be paid over a period of 10 to 20 years, subject to the Selic rate. In December 2021, the Company signed the Terms of Authorization for these radio frequencies, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to said licenses (among them, disbursements with costs of the public notice and disbursement obligations with the management entities described below) in the amount of R$ 2,680 million.

Aiming to fulfill the additional obligations, the Company foresees, according to the notice, that there will the constitution of managing entities, which are only intended to fulfill the commitments provided for in the Auction. The companies that win the Auction must disburse only the amounts provided for in the public notice so that such entities comply with the defined obligations. There are additional obligations provided for related to 3.5GHz radio frequency (the band cleaning obligation, interference solution, among others), which must be complied with by the Band Management Entity (“EAF”), and related to 26GHz radio frequency (connectivity project for public schools), which must be complied with by the Entity Managing the Connectivity of Schools (“EACE”).

The 2.3GHz and 26GHz radio frequencies are readily available for use by the Company (operating assets), generating the registration in “Authorizations” of the amounts related to the licenses (R$ 614 million) and the obligations related to the 26GHz license, which will be fulfilled through EACE (R$ 550 million). The disbursements with EACE (R$ 633 million), provided for in the Public Notice, will occur in 5 semi-annual installments between 2022 and 2024, and are monetarily restated by the IGP-DI. The Company evaluated the application of the concept of adjustment to present value (“AVP”) upon initial recognition (R$ 83 million).

The 3.5GHz radio frequency is not readily available, requiring spectrum cleaning activities to be available for use, and, thus, it is registered in assets in progress (R$ 270 million). Therefore, the obligations related to this activity, to be carried out by EAF (R$ 2,104 million) are also recorded under assets in progress. The disbursements with the EAF, as provided for in the Public Notice, were restated by the IGP-DI until the disbursement dates. Such disbursements took place in 2 installments in 2022 (R$ 1,090 million in February and R$ 1,133 million in May) to EAF.

Furthermore, as described above, the Company capitalizes loan costs for qualifying assets that require a substantial period of time to be in a condition for use as intended by Management. This concept includes the 3.5GHz radio frequency. On September 30, 2022, the Company recorded in intangible assets of R$ 20 million referring to Selic interest (R$ 1 million on December 31, 2021) incurred on the 3.5GHz radio frequency, and R$ 83 million related to the inflation adjustment of amounts due to the EAF (R$ 19 million on December 31, 2021). Said balances are recorded under assets in progress.

Thus, the total effect on the Company’s intangible assets on September 30, 2022 referring to 5G radio frequencies and related obligations was R$ 3,726 million (R$ 3,584 million on December 31, 2021), of which R$ 2,574 in assets in progress (R$ 2,394 on December 31, 2021) and R$ 1,152 million in Authorizations (R$ 1,190 million on December 31, 2021).

17.       Leases

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

Leases whose the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

Parent company Consolidated

	September 2022	December 2021	September 2022
LT Amazonas	181,382	166,944	181,382
Subleases - Stores – IFRS 16	64,298	76,177	64,298
	245,680	243,121	245,680

Current portion	(31,655)	(30,076)	(31,655)
Non-current portion	214,025	213,045	214,025

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value.

The amounts below represent individual and consolidated balances.

	Until September 2023	October 2023 to September 2027	October 2027 onwards	Nominal values	Present value

LT Amazonas (i)	29,354	119,410	174,966	324,730	181,382
Subleases - Stores – IFRS 16 (ii)	3,134	18,785	129,944	151,864	64,298

(i) LT Amazonas

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

As a result of the contract signed with LT Amazonas, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in “Leases - Stores & Kiosks”.

Liabilities

Parent company                                                       olidated

	September 2022	December 2021	September 2022

LT Amazonas (i)	330,424	302,091	330,424
Sale of Towers (leaseback) (ii)	1,742,211	1,507,629	1,742,211
Other (iv)	161,724	142,458	161,724
Sub-total	2,234,359	1,952,178	2,234,359

Other leases (iii):
Leases – Network Infrastructure	4,003,852	3,345,930	6,027,716
Leases - Shops & kiosks & real estate	721,924	653,422	721,922
Leases - Land (Network)	1,771,437	1,657,345	2,485,462
Leases – Fiber	1,164,066	1,454,664	1,164,065
Subtotal lease IFRS 16 / CPC 06 (R2)	7,661,279	7,111,361	10,399,165
Total	9,895,638	9,063,539	12,633,524

Current portion	(1,309,776)	(1,269,878)	(1,842,442)
Non-current portion	8,585,862	7,793,661	10,791,082

The amount of interest paid in the period ended September 30, 2022 related to IFRS 16 / CPC 06 (R2) is R$ 551,388 (R$ 599,296 in the year ended December 31, 2021).

In accordance with CPC 15 (R1), in a business combination, lease liabilities must be measured at the present value of the remaining lease balance as if the lease agreement acquired was a new lease agreement on the acquisition date. The impact on Lease Liabilities on the acquisition date is R$ 2,929,448

Changes to the lease liabilities are shown in Note 38.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

	Until September 2023	October 2023 to September 2027	October 2027 onwards	Nominal values	Present value

Total - Lease liability	2,348,713	6,989,335	6,821,440	16,159,487	12,633,525

LT Amazonas (i)	65,241	226,810	334,390	626,441	330,424
Sale and leaseback of Towers (ii)	290,950	1,168,827	2,296,827	3,756,604	1,742,210
Other (iii)	36,136	133,242	48,743	218,120	161,726

Total other leases (iv)	1,956,386	5,460,456	4,141,480	11,558,322	10,399,165
Leases – Network infrastructure	852,818	2,976,877	2,476,181	6,305,876	4,003,852
Leases - Shops & kiosks & real estate	200,279	485,102	467,865	1,153,246	721,924
Leases - Land (Network)	365,092	1,250,190	1,197,434	2,812,716	4,509,324
Leases – Fiber	538,197	748,287	-	1,286,484	1,164,065

i) LT Amazonas

The Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$ 3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 transfers of towers occurred, being 54, 336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 24).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

(iii) It is substantially represented by lease transactions in transmission towers.

(iv) Other leases:

In addition to lease agreements mentioned above, the Company also has lease agreements that qualify within the scope of IFRS 16 / CPC 06 (R2).

The present value, principal and interest value as of September 30, 2022 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 10.10% (5.72% in 2021).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

Lease agreements within the scope of IFRS 16/CPC 06 (R2) acquired through the acquisition of assets from Cozani were remeasured on the acquisition date to reflect the Company’s expectation of the lease term and average incremental rate of loans. The amount recorded on the acquisition date was R$ 2,929,449.

The lease amounts considered low value or lower in the 12-month period recognized as rental expense on September 30, 2022 is R$ 30,338. (R$ 36,310 on December 31, 2021).

18.       Other amounts recoverable

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the reduction of the TFF contribution (operating supervision fee) due to Fistel.

As of September 30, 2022, this credit is R$ 13,265 (R$ 28,661 as of December 31, 2021).

19.       Supplier

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized by fair value and subsequently measured by amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	Parent Company		Consolidated
	September 2022	December 2021	September 2022

Supplier	3,850,309	3,267,404	4,147,244

Local currency	3,624,797	3,063,458	3,918,803
Suppliers of materials and services (i)	3,528,143	2,966,897	3,804,795
Interconnection (ii)	66,856	65,464	80,159
Roaming (iii)	1,180	212	86
Co-billing (iv)	28,618	30,885	33,763

Foreign currency	225,512	203,946	228,441
Suppliers of materials and services (i)	122,338	153,082	122,338
Roaming (iii)	103,174	50,864	106,103

Current portion	3,850,309	3,267,404	4,147,244

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

(i) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(vi) Refers to calls made by the customer when choosing another long-distance operator.

20.       Authorizations payable

On September 30, 2022 and December 31, 2021, the Company and its subsidiary have the following commitments with ANATEL:

	Parent Company		Consolidated
	September 2022	December 2021	September 2022

Renewal of authorizations (i)	172,452	191,329	178,154
Updated ANATEL liability (ii)	186,027	164,269	186,027
Authorizations payable (iii)	1,414,187	3,525,489	1,414,187
	1,772,666	3,881,087	1,778,368

Current portion	(511,302)	(2,630,169)	(511,302)
Non-current portion	1,261,364	1,250,918	1,267,066

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable.[10] In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue of the region covered by the authorization that ends each biennium. As of September 30, 2022, the Company had outstanding balances relating to the renewal of Authorizations in the amount of R$ 172,452 (R$ 191,329 as of December 31, 2021).

(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million (R$ 186 million on September 30, 2022) which is still pending trial.

[10] The renewal time varies according to the bid notice and extension conditions approved by the Agency.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)
(iii)	As described in Note 16.f, in November 2021, TIM participated in the 5G Auction of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands for the deployment of the 5th Generation mobile telephony, winning several lots in these radio frequencies. In December 2021, the Terms of Authorization were signed, characterizing the actual acquisition of the right over the lots of these radio frequencies.

For the amounts related to radio frequencies (R$ 884 million upon initial registration), Selic interest is levied, and the Company will make annual payments for a period of 20 years (1st installment paid in December 2021). Regarding amounts related to disbursement obligations with EAF and EACE entities (R$ 2,737 million upon initial registration, of which R$ 2,654 million net of adjustment do present value), there is a monetary restatement by IGP-DI, and disbursements will occur between 2022 and 2024. The contributions to EAF were fully made in 2022 (R$ 1,090 million in February and R$ 1,133 million in May). The first contribution from EACE took place in April 2022, in the amount of R$ 137 million.

As of September 30, 2022, the outstanding balance, considering the amounts related to frequencies and contributions to be made in the EACE entity, is R$ 1,414 million (R$ 3,525 as of December 31, 2021).

The authorizations payable on September 30, 2022 due in long-term is in accordance with the following schedule:

	Parent Company	Consolidated
	September 2022	September 2022
2023	331,833	337,535
2024	163,491	163,491
2025	50,678	50,678
2026	50,678	50,678
2027	50,678	50,678
2028	50,678	50,678
2029	50,678	50,678
2030	50,678	50,678
2031	461,972	461,972
	1,261,364	1,267,066

79

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

The primary authorizations held by TIM S.A. on September 30, 2022, as well as their expiration dates, are shown in the table below:
Maturity date
Authorization instruments	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 band (4G)	2500 MHz (P band**) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas and Maranhão	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR92 (PA), Feb 2024*	Dec 2029	-	Dec 2041	Dec 2031
Rio de Janeiro and Espírito Santo	Mar 2031*	ES, Apr 2023	Apr 2023	Oct 2027	Part of AR21 (RJ), Feb 2024*	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR61 (DF), Feb 2024*	Dec 2029	South – Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo	Mar 2031*	Countryside, Apr 2023	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Paraná (except counties of Londrina and Tamarana)	November 2028 (800MHz); December 2032 (900 and 1800MHz)*	Apr 2023	Apr 2023	Oct 2027	AR41, except Curitiba and the Metropolitan Region, Feb 2024* AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	Sep 2023*	Apr 2023	Apr 2023	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
County and region of Pelotas, in the state of Rio Grande do Sul	Apr 2024*	-	Apr 2023	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Pernambuco	May 2024*	-	Apr 2023	Oct 2027	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	Nov 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	Mar 2024*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	Apr 2028*	Apr 2023	Apr 2023	Oct 2027	Part of AR31, Feb 2030*	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	Aug 2027*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

* Terms already renewed for 15 years.

** Only complementary areas in specific states.

The primary authorizations held by Cozani on September 30, 2022, as well as their expiration dates, are shown in the table below:

Maturity date
Terms of authorization	900 MHz	1,800 MHz	Additional frequencies 1800 MHz	1,900 MHz and 2,100 MHz	2,500 MHz V2 band
SP (except AR 11)	-	Dec 2022	-	-	Oct 2027
SP (AR 11)	Dec 2022	Dec 2022	-	-	Oct 2027
Paraná and Santa Catarina	Dec 2032 *	Dec 2032 *	-	-	Oct 2027
Acre, Rondônia, Mato Grosso, Tocantins, Distrito Federal	Dec 2032 *	Dec 2032 *	Apr 2023	Apr 2023	Oct 2027
Rio Grande do Sul	Dec 2032 *	-	Apr 2023	-	Oct 2027
Mato Grosso do Sul (Sector 22) and Goiás (Sector 25)	Dec 2032 *	Dec 2032 *	-	Apr 2023	Oct 2027
Mato Grosso do Sul (except Sector 22) and Goiás (except Sector 25)	Dec 2032 *	Dec 2032 *	Apr 2023	Apr 2023	Oct 2027
Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas	Mar 2031 *	Mar 2031 *	-	-	Oct 2027
Rio de Janeiro and Espírito Santo	Mar 2031 *	-	-	-	Oct 2027
Amazonas, Roraima, Amapá, Pará, Maranhão, Minas Gerais and Espírito Santo	-	Mar 2031 *	-	-	Oct 2027
Bahia, Sergipe, Rio de Janeiro and Minas Gerais	-	-	-	Apr 2023	Oct 2027

* Terms already renewed for 15 years.

80

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

21.       Loans and financing

They are classified as financial liabilities measured at amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

At the initial recognition they are recorded by their fair value, and after initial recognition, they are measured by the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income, under financial expenses.

The balances on September 30, 2022, presented below, represent the individual and consolidated amounts.

Parent company Consolidated

Description	Currency	Charge	Maturity	September 2022	December 2021	September 2022
KFW Finnvera (ii)	USD	Libor 6M+ 0.75% p.a.	Jan 2024–Dec 2025	226,737	278,176	226,737
Scotia¹ (ii)	USD	1.2410–3.2300% p.a.	Dec 2023–Apr 2024	1,636,531	559,650	1,636,531
BNP Paribas (ii)	USD	2.8220% p.a.	Jan 2022	-	428,793	-
BNP Paribas (ii)	BRL	7.0907% p.a.	Jan 2024	506,204	515,166	506,204
Debêntures² (ii)	BRL	IPCA + 4.1682% p.a. (i)	June 2028	1,775,462	1,667,399	1,775,462
BNDES (i)	BRL	IPCA + 4.2283% p.a.	Nov 2031	388,719	396,281	388,719
BNB³ (i)	BRL	IPCA + 1.2228–1.4945%	Feb 2028	247,503		247,503
Total				4,781,156	3,845,465	4,781,156

Current				(158,934)	(538,450)	(158,934)
Non-current				4,622,222	3,307,015	4,622,222

¹ Rates on outstanding debts on 09/30/2022 with Scotia Bank are between 1.4748% and 3.2300% p.a.

² The automatic decrease of up to 0.25bps is estimated in remunerative interest will comply with sustainable targets established in the indenture.

³ BNB interest rates already include a 15% discount for payment.

Insurances

(i) Certain receivables from TIM S.A.;

(ii) Do not have a guarantee.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every six months. There are still contracts in force with the bank regulating the existing financing and the credit facilities available for withdrawal are in the process of being renewed with the bank and shown in the table below. Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Company has been complying with all the established ratios.

81

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

The table below shows the position of financing and available lines of credit:

Type	Currency	Date of opening	Term	Total value	Remaining amount	Amount used until September 30, 2022
BNDES (i)	TJLP	May 2018	N/A	1,090,000	1,090,000	-
BNDES (ii)	TJLP	May 2018	N/A	20,000	20,000	-
FINAME (iii)	IPCA	Mar 2019	Mar 2022	390,000	-	390,000
BNB (iv)	IPCA	Jan 2020	June 2023	752,479	503,351	249,128
Total R$:				2,252,479	1,613,351	639,128

Objective:

(i)	Support to TIM's investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of National equipment
(ii)	Investments in social projects within the community
(iii)	Exclusive application in the acquisition of machinery and equipment, industrial systems and/or other components of national manufacture.
(iv)	Support to TIM's investment plan for the years 2020 to 2022 in the region of operation of Banco do Nordeste do Brasil

Loans and financings as of September 30, 2022 due in long-term is in accordance with the following schedule:

Parent company Consolidated

2023	1,137,521	1,137,521
2024	1,147,872	1,147,872
2025	129,610	129,610
2026	694,654	694,654
2027	694,654	694,654
2028	655,412	655,412
2029	55,714	55,714
2030	55,714	55,714
2031	51,071	51,071
	4,622,222	4,622,222

82

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value

2022	93,208
2023	1,203,247
2024	1,147,872
2025	129,610
2026	694,654
2027	694,654
2028	655,412
2029	55,714
2030	55,714
2031	51,071
4,781,156

Borrowing fair value

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers. For the purposes of fair value analysis, considering the characteristics of this transaction, the company understands that its fair value is equal to that recorded on the balance sheet.

With respect to proceeds contracted with the Bank of Nova Scotia, BNP Paribas, Debentures and BNDES and BNB, the fair value of these loans is considered to be the present value of the active tip of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of the operations on September 30, 2022 is, respectively, R$ 1,589,926, R$ 57,525, R$ 1,679,797, R$ 361,201 and R$ 215,348.

22.       Indirect taxes, charges and contributions payable

	Parent Company		Consolidated
	September 2022	December 2021	September 2022

Indirect taxes, charges and contributions payable	1,793,470	1,421,955	1,924,453

Value added tax on goods and services - ICMS	198,728	303,721	211,885
ANATEL’s taxes and fees (i)	1,522,829	1,042,933	1,640,870
Imposto sobre Serviço [Service tax] - ISS	63,151	66,075	62,935
Other	8,762	9,226	8,763

Current portion	(1,789,860)	(1,418,682)	(1,920,843)
Non-current portion	3,610	3,273	3,610

(i) In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes, such as TFF, Condecine and CFRP, in the amount of R$ 790 million, to August 31, 2020. In the third quarter of 2020, the Company made a partial payment in the amount of R$ 300 million referring to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF), which remains outstanding until the final and unappealable decision.

In 2021, there was the partial payment of fees of approximately R$ 300 million related to CFRP and Condecine and the remaining amount of R$ 480 million related to 2021 Fistel (TFF) remains suspended, with no defined date for payment based on injunction also issued by the Regional Court of the 1st Region.

83

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

During 2021, there was the recognition of R$ 51.2 million in default interest on Fistel (TFF) amounts related to fiscal years 2020 and 2021 with suspended payment by preliminary injunction.

In 2022, there was the partial payment of fees of approximately R$ 300 million related to CFRP and Condecine and the remaining amount of R$ 361.6 million related to 2022 Fistel (TFF) remains suspended, with no defined date for payment based on injunction also issued by the Regional Court of the 1st Region.

In 2022, there was the recognition of R$ 119.0 million in default interest on Fistel (TFF) amounts related to fiscal years 2020, 2021 and 2022 with suspended payment by preliminary injunction.

23.       Direct taxes, charges and contributions payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2022, the Company has chosen to make the quarterly payment of income tax and social contribution.

	Parent Company		Consolidated
	September 2022	December 2021	September 2022

Direct taxes, charges and contributions payable	138,496	258,340	143,608

Income tax and social contribution		186,294
PIS/COFINS [Social integration program/Social security]	40,535	41,916	45,570
IRRF on interest on shareholders’ equity	67,360	-	67,360
Other (i)	30,601	30,130	30,678

Current portion	(127,835)	(245,113)	(132,947)
Non-current portion	10,661	13,227	10,661

(i) The breakdown of this account mainly refers to the company's adhesion to the Tax Recovery Program - REFIS from 2009 for payment of installments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – social contribution on Net Profit), whose final maturity will be on October 31, 2024.

24.       Deferred revenues

	Parent Company		Consolidated
	September 2022	December 2021	September 2022

Deferred revenues	858,878	886,340	942,947

Prepaid services (i)	142,924	118,795	226,993
Government grants (ii)	3,441	11,184	3,441
Anticipated revenues	6,718	8,522	6,718
Deferred revenues on sale of towers (iii)	694,255	734,826	694,255
Contractual liabilities (iv)	11,540	13,013	11,540

Current portion	(211,720)	(197,179)	(295,789)
Non-current portion	647,158	689,161	647,158

84

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

(i) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by clients.

(ii) Referring to the release of resources related to the financing line with BNDES (Investment Support Program-BNDES PSI). The sum of the grants granted by BNDES until September 30, 2022 is R$ 203 million and the amount outstanding as of September 30, 2022 and of R$ 3,441 (R$ 11,184 as of December 31, 2021). This amount is being amortized by the lifespan of the asset being financed and appropriated in the group of “other net revenues (expenses)” (note 31).

(iii) Referring to the amount of revenue to be appropriated by the sale of the towers (note 17).

(iv) Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

The balances on September 30, 2022, presented below, represent the individual and consolidated amounts.

	September 2022	December 2021

Accounts receivable included in trade accounts	2,261,174	2,051,120
Contractual assets	15,328	15,340
Contractual liabilities	(11,540)	(13,013)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main variations in the period.

Contractual assets (liabilities)

Balance at January 1, 2022	2,326
Additions	6,936
Write-offs	(5,474)
Balance at September 30, 2022	3,788

Contractual assets (liabilities)

Balance at January 1, 2021	7,288
Additions	4,835
Write-offs	(10,720)
Balance at September 30, 2021	1,403

The balances of contractual assets and liabilities are expected to be realized according to the table below:

85

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

The amounts below represent individual and consolidated balances.

	2022	2023	2024
Contractual assets (liabilities)	1,865	2,603	(680)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on customer contracts with terms of duration of less than 1 year.

25.       Provision for judicial and administrative proceedings

The company is an integral part in judicial and administrative proceedings in the civil, labor, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable. Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The amounts below represent individual and consolidated balances.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	Parent Company		Consolidated
	September 2022	December 2021	September 2022

Provision for judicial and administrative proceedings	1,062,829	960,881	1,062,829

Civil (a)	372,474	309,019	372,474
Labor (b)	208,101	192,132	208,101
Tax (c)	451,335	429,951	451,335
Regulatory (d)	30,919	29,779	30,919

The changes in the provision for judicial and administrative proceedings are summarized below:

	December 2021	Additions, net of reversals	Payments	Inflation adjustment	Sep 2022

	960,881	184,092	(193,777)	111,633	1,062,829

Civil (a)	309,019	99,138	(107,896)	72,213	372,474
Labor (b)	192,132	58,705	(63,346)	20,610	208,101
Tax (c)	429,951	25,359	(19,616)	15,641	451,335
Regulatory (d)	29,779	890	(2,919)	3,169	30,919

86

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

	December 2020	Additions, net of reversals	Payments	Inflation adjustment	September 2021

	886,947	223,473	(255,881)	104,579	959,118

Civil (a)	245,432	134,376	(164,145)	64,822	280,485
Labor (b)	213,026	59,660	(79,976)	11,291	204,001
Tax (c)	399,288	29,404	(11,728)	28,134	445,098
Regulatory (d)	29,201	33	(32)	332	29,534

The company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities' business. The main processes are summarized below:

a.	Civil proceedings

a.1 Consumer lawsuits

The company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions in the amount provisioned of R$ 174,501 (R$ 150,881 on December 31, 2021) refer mainly to alleged improper collection, cancellation of contract, quality of services, unilateral contract amendment and undue negative entry.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising and; (vi) discussion of the collection of loyalty fines, in cases of theft and theft of the device. The amount provisioned is equivalent to R$ 159,958 (R$ 116,985 as of December 31, 2021).

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount is R$ 25,306 (R$ 20,708 on December 31, 2021).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amounts are equivalent to R$ 1,415 (R$ 20,089 as of December 31, 2021).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts involved and provisioned are equivalent to R$ 2,394 (R$ 356 on December 31, 2021).

87

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services-VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies and (iii) alleged non-compliance with service quality targets. There is no provisioned amount corresponding to these lawsuits as of September 30, 2022 and December 31, 2021.

b. Labor and social security lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as salary differences, leveling, payments of variable compensation, additional legal and working hours, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose.

From the total of 1,479 Labor claims as of September 30, 2022 (1,314 as of December 31, 2021) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own and social security. The provisioning of these claims totals R$ 208,101 updated monetarily (R$ 192,132 as of December 31, 2021).

c. Tax processes

	September 2022	December 2021
Federal Taxes	245,514	202,743
State Taxes	124,007	145,436
Municipal Taxes	7,995	7,626
TIM S.A. processes (Purchase price allocation)	73,819	74,146
	451,335	429,951

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision is substantially composed of the following processes:

(i)	The provision for TIM S.A. supports sixty-four proceedings, relating to questions involving the impact on operations of CIDE, CPMF, CSLL, IRRF, spontaneous denunciation of the fine in the payment of FUST and ancillary obligations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 4,249 (R$ 8,510 on December 31, 2021), as well as the amount related to the fine and interest 2009, where the benefit of spontaneous denunciation is not being recognized, whose provisioned and updated value is R$ 15,894 (R$ 15,149 on December 31, 2021).

(ii)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 41,466 (R$ 39,554 on December 31, 2021).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

(iii)	Additionally, in the second quarter of 2019, the company constituted the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST (Telecommunications Services Universalization Fund). Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 63,127 (R$ 60,382 on December 31, 2021).

(iv)	The company made a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 56,069 (R$ 18,579 on December 31, 2021).

State Taxes

The provision is substantially composed of the following processes:

The provision of the TIM S.A. in support of ninety-one cases, among which the following stand out: (i) the amounts involved in the proceedings, that the question of the reversal of the amounts payable for the ICMS tax, as well as the supporting documentation for the verification of the loan are appropriate for a Company whose values are recorded up-to-date, amounting to R$ 23,635 (R$ 41,352 on December 31, 2021), (ii) the amount not offered to tax for the provision of telecommunications services, which is up-to-date, equals to R$ 6,623 (R$ 5,291 on December 31, 2021), as well as (iii) the charges on the grounds of supposed differences in both the inputs as the output of goods in the process of the withdrawal amount of the inventory, whose values are updated to the equivalent of R$ 17,132 (R$ 16,216 on December 31, 2021); (iv) amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 10,887 (R$ 16,374 as of December 31, 2021) and (v) credits related to tax substitution operations, whose updated amounts are equivalent to R$ 8,720 (R$ 22,183 on December 31, 2021) and (vi) alleged lack of collection or alleged misappropriation of credits related to ICMS rate difference (DIFAL), whose restated amounts are equivalent to R$ 15,823 (R$ 13,963 on December 31, 2021).

Municipal Taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

PPA TIM S.A.

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 73,819 (R$ 74,146 as of December 31, 2021).

d. Regulatory processes

ANATEL initiated administrative proceedings against the company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP and STFC regulations, among others.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

As of September 30, 2022, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the monetary update, classified with risk of probable loss is R$ 30,919 (R$ 29,779 as of December 31, 2021).

e. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisors and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, and no adverse material effects are expected in the quarterly information, according to the values presented below:

	September 2022	December 2021

	19,447,325	18,140,556

Civil (e. 1)	1,372,758	1,292,202
Labor and Social Security (e. 2)	362,954	392,035
Tax (e. 3)	17,567,385	16,309,439
Regulatory (e. 4)	144,228	146,880

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main actions with risk of loss classified as possible are described below:

e.1. Civil

	September 2022	December 2021
Consumer actions (e. 1. 1)	137,289	160,696
ANATEL (e.1.2)	287,432	258,683
Consumer protection bodies (e.1.3)	482,251	493,806
Former trading partners (e.1.4)	215,945	216,054
Social and environmental and infrastructure (e.1.5)	117,881	99,743
Other (e.1.6)	131,960	63,220
	1,372,758	1,292,202

e. 1. 1 Actions filed by consumers

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits against ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services-VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies and (iii) alleged non-compliance with service quality targets.

e.1.3 Consumer protection agencies

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TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (i) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

e.1.4 Former Trading Partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

1. 5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) amounts supposedly due as a result of share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract.

e.2. Labor and Social Security

e.2.1. Social Security

There are 3,075 Labor claims as of September 30, 2022 (3,067 as of December 31, 2021) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 274,248 (R$ 306,315 as of December 31, 2021).

TIM S.A. received notifications about alleged differences in social security contributions levied on specific items and accrual periods in the total possible amount of R$ 97,574 - updated (R$ 85,720 updated on December 31, 2021).

e.3. Tax

	September 2022	December 2021

	17,567,385	16,309,439

Federal taxes (e. 3.1)	3,271,044	3,026,326
State taxes (e. 3. 2)	9,311,014	8,782,114
Municipal taxes (e. 3. 3)	1,438,482	1,234,618
FUST, FUNTTEL and EBC (e.3.4)	3,546,845	3,266,381

The values presented are corrected, in an estimated way, based on the SELIC index. The historical amount involved corresponds to R$ 12,720,720 (R$ 12,133,168 on December 31, 2021).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

e.3.1. Federal Taxes

The total amount assessed against the TIM Group in relation to federal taxes is R$ 3,271,044 on September 30, 2022 (R$ 3,026,326 on December 31, 2021). Of this value, the following discussions stand out mainly:

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 1,549,126 (R$ 1,467,409 on December 31, 2021). The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed.

(ii)	Compensation method for tax losses and negative bases. The amount involved is R$ 312,074 (R$ 231,810 on December 31, 2021).

(iii)	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 72,180 (R$ 69,124 on December 31, 2021).

(iv)	Collection of IRRF [withholding income tax] on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 286,064 (R$ 268,170 on December 31, 2021).

(v)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on financial investments and negative balance of IRPJ. The amount involved is R$ 430,005 (R$ 410,662 on December 31, 2021).

e.3.2. State Taxes

The total amount charged against the TIM Group in respect of state taxes on September 30, 2022 is R$ 9,311,014 (R$ 8,782,114 on December 31, 2021). Of this value, the following discussions stand out mainly:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The amount involved is R$ 1,210,654 (R$ 1,140,553 on December 31, 2021).

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 384,440 (R$ 356,251 on December 31, 2021).

(iii)	Credit reversal and extemporaneous credit related to acquisitions of permanent assets. The amount involved for TIM S.A. is R$ 668,700 (R$ 654,011 on December 31, 2021).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)
(iv)	Credits and chargebacks of ICMS, as well as the identification and documentary support of values and information released in customer accounts, such as tax rates and credits granted in anticipation of future surcharges (special credit), as well as credits related to tax substitution operations and exempt and untaxed operations. As of September 30, 2022, the amount involved is R$ 3,660,678 (R$ 3,449,439 as of December 31, 2021).

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 146,384 (R$ 138,242 on December 31, 2021).

(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 791,330. (R$ 727,057 on December 31, 2021).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with reduction of the calculation base, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation base. The amount involved is R$ 590,213 (R$ 547,575 on December 31, 2021).

(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 141,097 (R$ 116,700 on December 31, 2021).

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 321,456 (R$ 286,519 on December 31, 2021).

e.3.3. Municipal Taxes

The total assessed amount against TIM Group regarding municipal taxes with possible risk is R$ 1,438,482 on September 30, 2022 (R$ 1,234,618 on December 31, 2021). Of this value, the following discussions stand out mainly:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,113,188 (R$ 618,343 on December 31, 2021).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 84,812 (R$ 399,141 on December 31, 2021).

(iii)	Constitutionality of the collection of the functioning supervision fee (TFF - Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 155,730 (R$ 137,944 on December 31, 2021).

e.3.4. FUST and FUNTTEL

The total amount charged against the TIM Group in relation to the contributions to FUST and FUNTTEL with a possible risk rating is R$ 3,546,845 (R$ 3,266,381 on December 31, 2021). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law No. 9.998/2000.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP and STFC regulations, among others.

On September 30, 2022, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the monetary update, classified with possible risk was R$ 144,228 (R$ 146,880 on December 31, 2021).

On June 18, 2020, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC) 001/2020, which had been negotiated since 2014 with the regulator. The agreement covers a sanctions reference value of R$ 627 million (restated at the time).

The Term includes actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, reduction of complaint rates, repair of users and strengthening of transport and access networks, among others. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 350 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure will be implemented in up to three years - more than 99% of the municipalities were served in the first two years, with only three municipalities to be served until December 31, 2022 - being guaranteed by the Company the sharing regime with the other providers.

On June 19, 2020 the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25 of the same year. The agreement covers sanctions totaling approximately R$ 639 million (updated at the time), filed as a result of commitments represented in improvement actions related to the macro-topics “Quality”, “Access Expansion”, “Rights and Guarantees of Users” and “Inspection”.

In June 2022, TIM concluded the 2nd year of the Conduct Adjustment Term (TAC) entered into with Anatel, having carried out the activities planned for strict compliance with the purpose of achieving the associated targets. In September 2022, the Impediment Commitments, Internal Controls and Additional Commitments received certificates from the Agency related to the 2nd year target. With the closing of the 1st TAC Year, the following commitments were certified by the Agency: Reparation, Fund for the Defense of Diffuse Rights – FDD (phase 1) and Notifications; Numbering; Interconnection; INCOME TAX; IGQ; Impediment; Internal controls; LTE 700 MHz; New 4G; Backhaul; Licensing backlog; Scope Commitment; Personal assistance; Digital Relationship; and Additional Commitments. The Company will continue fully implementing the internal monitoring mechanisms through the quarterly report on the evolution of the schedules by the Governance Office in Management and Board of Directors. The Company has been complying with the TAC implementation schedule without the need for any additional obligations.

Regarding the extension of the term of the authorizations to use the radio frequencies associated with the SMP, TIM S.A. becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, and subsequent years, the revenues obtained with Value-Added Services, among others. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

26.       Other liabilities

	Parent Company		Consolidated
	September 2022	December 2021	September 2022

Other liabilities	186,397	74,971	753,546

Provision for future asset decommissioning	27,657	31,512	291,238
Advance from clients	15,341	8,355	17,547
Onerous capacity contract (i)	-	-	190,866
Other provisions for risk	-	-	83,923
Other (ii)	143,399	35,104	169,972

Current portion	(23,219)	(12,951)	(130,275)
Non-current portion	163,178	62,020	623,271

(i) As part of the Cozani acquisition, a transferred capacity contract was identified in the transaction, where there is a take or pay obligation for a defined term. The amount recorded refers to the portion of capacity that will not be used for the remaining contractual term.

(ii) On June 23, 2022, Complementary Law 194 was enacted, which, in short, amended Law 5172, of October 25, 1966 (National Tax Code), and Complementary Law 87, of September 13, 1996 (Kandir Law), to consider essential goods and services related to fuels, electric power, communications and collective transport and, as a consequence, pointed to the reduction of ICMS on revenues earned by companies in such industries.

The Company will proactively transfer its effects to its clients, according to the nature of its plans.  However, such transfer depends on systemic developments that are in progress and will be concluded during the course of the quarter.  On September 30, the amount of R$ 105 million is recorded under “Other liabilities”, referring to the difference between the amount of the tax rate reduction defined in the Complementary Law and the amounts previously due, corresponding to the period necessary to carry out said systemic developments.

27.       Shareholders’ equity

a. Share Capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-in share capital on September 30, 2022, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2021).

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 ordinary shares.

b. Capital reserves

200 of Law No. 6,404/76, which provides for Joint-Stock Companies. This reserve is composed as follows:

	September 2022	December 2021

	399,721	401,806

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	46,117	48,202

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

 b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company Tim Participações S.A. (note 16.d).

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (Note 28).

c. Profit reserves

c.1 Legal reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, until the Reserve equals 20% of the share capital, excluding from 2018 the balance allocated to the reserve of tax incentives. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c.3 Tax Benefit Reserve

The company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. Such a reserve may only be used to absorb losses or increase the share capital. As of September 30, 2022, the cumulative value of the benefits enjoyed by the Company amounts to R$ 1,958,301 (R$ 1,958,301 as of December 31, 2021).

The said tax benefit basically corresponds to the reduction of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

Dividends are calculated in conformity with the bylaws and the Brazilian Corporate Law.

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

As of December 31, 2021, dividends and Interest on Shareholders’ Equity were calculated as follows:

December 2021

Net profit for the year	2,957,174
(-) non-distributable tax incentives	(176,741)
(-) Constitution of legal reserve	(139,021)
Adjusted Net Profit	2,641,412

Minimum dividends calculated on the basis of 25% of adjusted profit	660,353

Breakdown of dividends payable interest on equity:
Interest on shareholders' equity	1,047,500
Total dividends and interest on shareholders´ equity distributed and proposed	1,047,500
Income tax withheld (IRRF) on shareholders´ equity	(142,977)
Total dividends and interest on shareholders’ equity, net	904,523

Interest on shareholders' equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

During the years 2021 and 2022, the amounts of R$ 1,047,500 and R$ 945,000 were distributed, respectively, as shown below:

Approval	Payment	Interest on own capital

06/09/2021	07/20/2021	350,000
09/24/2021	10/27/2021	137,500
12/15/2021	01/25/2022	560,000
		1,047,500

03/22/2022	04/27/2022	195,000
06/15/2022	07/20/2022	270,000
09/12/2022	10/31/2022 and 01/31/2023	480,000
		945,000

The balance on September 30, 2022 of the item “dividends and interest on shareholders' equity payable” totaling R$ 477,817 (R$ 533,580 on December 31, 2021) is composed of the outstanding amounts of previous years in the amount of R$ 65,177 (R$ 49,955 on December 31, 2021) in addition to the paid amount of R$ 412,640, net in 2022.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

For the statement of cash flows, Interest on Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

28.       Long-Term Incentive Plan

2014-2016 Plan, 2018-2020 Plan and 2021-2023 Plan

On April 10, 2014, April 19, 2018 and March 30, 2021, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans: “2014-2016 Plan”, “2018-2020 Plan” and “2021-2023 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2014-2016 Plan addresses the granting of stock options, while the 2018-2020 and 2021-2023 Plans provides for the granting of shares (performance shares and/or restricted shares).

The exercise of the options of the 2014-2016 Plan is conditioned on the achievement of specific performance targets that could affect only the acquisition price of the shares. The strike price is calculated by applying a plus or minus adjustment to the Base price of the share as a result of shareholder performance, taking into account the criteria provided for in the Plan.

The 2018-2020 and 2021-2023 Plans propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

The term of validity of the options of 2014-2016 Plan is 6 years and TIM S.A. has no legal or non-formalized obligation to repurchase or settle the options in cash. For the 2018-2020 and 2021-2023 plan, the term of validity has the same periodicity of 3 years related to its vesting. In turn, the new Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the fair value of the options and the value of the shares and is recognized in the results over the vesting period.

Stock Options Program Table

Grant date	Options granted	Expiry date	Base Price	Balance at the beginning of the period	Granted during the period	Exercised during the period	Expired during the period	Overdue during the period	Balance at end of period

Plan 2014-2016 – 3rd Grant	3,922,204	Nov 2022	R$ 8.10	112,552	-	-	-	-	112,552
2014–2016 Plan – 2nd Grant	3,355,229	Oct 2021	R$ 8.45	-	-	-	-	-	-
Plan 2014–2016 – 1st Grant	1,687,686	Sep 2020	R$ 13.42	-	-	-	-	-	-
Total	8,965,119			112,552	-	-	-	-	112,552
Weighted average price of the balance of grants				-

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted	Expiry date	Grant Price	Balance at the beginning of the period	Granted during the period	Transferred during the period*			Paid in cash*			Canceled during the period	Balance at end of period
						Volume Vested	Performance change	Additional Dividends	Volume Vested	Performance change	Additional dividends
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr 2025	R$ 13.23	-	1,227,712	-	-	-	-	-	-	-	1,227,712
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	3,119,734	-	1,043,059	87,605	43,880	2,883	473	130	-	2,073,792
2018-2020 Plan 2020 Grant(s)	796,054	Apr 2023	R$ 14.40	519,098	-	252,024	63,029	22,884	2,593	649	236	-	264,481
2018-2020 Plan 2019 Grant(s)	930,662	July 2022	R$ 11.28	427,030	-	419,188	137,064	62,243	7,842	2,537	1,195	-	-
2018-2020 Plan 2018 Grant(s)	849,932	Apr 2021	R$ 14.41	-	-	-	-	-	-	-	-	-	-
Total	7,235,970			4,065,862	1,227,712	1,714,271	287,698	129,007	13,318	3,659	1,561	-	3,565,985
Weighted average price of the balance of grants			R$ 13.15

The significant data included in the model, for the Stock Option Grants, was as follows:

Grant date	Base price - weighted average share in the period of measurement of the grant	Volatility	Expected option life	Risk-free annual interest rate
2014 Grant	R$ 13.42	44.60% p.a.	6 years	10.66% p.a.
2015 Grant	R$ 8.45	35.50% p.a.	6 years	16.10% p.a.
2016 Grant	R$ 8.10	36.70% p.a.	6 years	11.73% p.a.

Note: Significant data is characteristic of an option-based plan, considering the use of fair value as the appropriate method for calculating expenses with option remuneration.

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•	2014–2016 Plan – 1st Grant - traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2014).

•	2014–2016 Plan – 2nd Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2015).

•	2014–2016 Plan – 3rd Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2016).

•	2018–2020 Plan – 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2018–03/31/2018.

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•	2018–2020 Plan – 2nd Grant-traded volume and trading price of TIM Participações shares for the period 06/01/2019–06/30/2019.

•	2018–2020 Plan – 3rd Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2020–03/31/2020.

•	2021–2023 Plan – 1st Grant - traded volume and trading price of TIM S.A. shares in the period from March 01, 2021 to March 31, 2021.

•	2021–2023 Plan – 2nd Grant - traded volume and trading price of TIM S.A. shares in the period from March 01, 2022 to March 31, 2022.

As of September 30, 2022, expenses related to said long-term benefit plans totaled R$ 38,306 (R$ 16,283 as of September 30, 2021).

29.       Net revenue

Revenue from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data, number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

The net service revenue item also includes revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the period ended September 30, 2022 is R$ 107,282 (R$ 57,034 on September 30, 2021).

Regarding the financial partnership, the Arbitration Procedure No. 28/2021/SEC8 was filed before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CCBC” and “Arbitration Procedure”, respectively), by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A (together, “Defendants”), through which the interpretation of certain clauses in the contracts that rule the partnership between the parties will be discussed. In case of loss, the partnership may be terminated.

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

100

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

Identification of the performance obligation

 Based on the review of its contracts, the Company mainly verified the existence of the following performance obligations:

 (i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the client; and the asset is considered transferred when (or as) the client obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

 The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

 Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	Parent Company		Consolidated
	September 2022	September 2021	September 2022	September 2021

Net operating revenue	14,756,120	13,258,577	15,706,436	13,258,577

Gross operating revenue	20,524,431	18,649,199	21,679,014	18,649,199

Service revenue	19,638,138	17,909,828	20,792,721	17,909,828
Service revenue-Mobile	18,226,532	16,538,413	19,381,139	16,538,413
Service revenue- Landline	1,411,606	1,371,415	1,411,582	1,371,415

Goods sold	886,293	739,371	886,293	739,371

Deductions from gross revenue	(5,768,311)	(5,390,622)	(5,972,578)	(5,390,622)
Taxes incidents	(3,303,858)	(3,501,524)	(3,501,162)	(3,501,524)
Discounts granted	(2,457,884)	(1,881,579)	(2,464,847)	(1,881,579)
Returns and other	(6,569)	(7,519)	(6,569)	(7,519)

101

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

30.       Operating costs and expenses

	Parent Company
	September 2022				September 2021
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(6,959,884)	(3,848,427)	(1,357,739)	(12,166,050)	(6,281,442)	(3,495,043)	(1,249,962)	(11,026,447)

Personal	(38,394)	(553,159)	(330,283)	(921,836)	(48,078)	(494,996)	(285,104)	(828,178)
Third party services	(460,965)	(1,514,369)	(613,124)	(2,588,458)	(431,919)	(1,344,497)	(455,022)	(2,231,438)
Interconnection and means of connection	(1,775,583)	-	-	(1,775,583)	(1,371,560)	-	-	(1,371,560)
Depreciation and amortization	(3,687,067)	(217,395)	(352,991)	(4,257,453)	(3,615,219)	(195,509)	(445,041)	(4,255,769)
Taxes, fees and contributions	(27,286)	(586,728)	(18,288)	(632,302)	(25,852)	(578,875)	(18,391)	(623,118)
Rentals and insurance	(361,289)	(93,679)	(12,246)	(467,214)	(283,762)	(76,120)	(14,440)	(374,322)
Cost of goods sold	(606,780)	-	-	(606,780)	(502,471)	-	-	(502,471)
Advertising and advertising	-	(429,165)	-	(429,165)	-	(363,410)	-	(363,410)
Losses on doubtful accounts receivable	-	(432,431)	-	(432,431)	-	(427,582)	-	(427,582)
Other	(2,520)	(21,501)	(30,807)	(54,828)	(2,581)	(14,054)	(31,964)	(48,599)

	Consolidated
	September 2022				September 2021
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(7,786,381)	(4,142,864)	(1,358,847)	(13,288,092)	(6,281,442)	(3,495,043)	(1,249,998)	(11,026,483)

Personal	(38,394)	(553,159)	(330,283)	(921,836)	(48,078)	(494,996)	(285,104)	(828,178)
Third party services	(477,689)	(1,669,350)	(614,225)	(2,761,264)	(431,919)	(1,344,497)	(455,058)	(2,231,474)
Interconnection and means of connection	(1,867,121)	-	-	(1,867,121)	(1,371,560)	-	-	(1,371,560)
Depreciation and amortization	(4,398,457)	(217,480)	(352,991)	(4,968,928)	(3,615,219)	(195,509)	(445,041)	(4,255,769)
Taxes, fees and contributions	(30,688)	(688,101)	(18,288)	(737,077)	(25,852)	(578,875)	(18,391)	(623,118)
Rentals and insurance	(364,604)	(93,682)	(12,246)	(470,532)	(283,762)	(76,120)	(14,440)	(374,322)
Cost of goods sold	(606,780)	-	-	(606,780)	(502,471)	-	-	(502,471)
Advertising and advertising	-	(429,172)	-	(429,172)	-	(363,410)	-	(363,410)
Losses on doubtful accounts receivable	-	(470,418)	-	(470,418)	-	(427,582)	-	(427,582)
Other	(2,648)	(21,502)	(30,814)	(54,964)	(2,581)	(14,054)	(31,964)	(48,599)

The company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the company. Such plans do not bring any additional obligations to the company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

102

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

31.       Other net revenues (expense), net

	Parent company		Consolidated
	September 2022	September 2021	September 2022	September 2021
Revenues
Subsidy income, net	7,743	10,967	7,743	10,967
Fines on telecommunications services	50,345	42,591	53,728	42,591
Revenue on disposal of assets	6,728	1,663	6,728	1,663
Other revenue	45,574	51,037	46,999	50,842
	110,390	106,258	115,198	106,063
Expenses
FUST/FUNTTEL (i)	(98,867)	(102,027)	(105,308)	(102,027)
Taxes, fees and contributions	(1,592)	(1,473)	(1,618)	(1,473)
Provision for legal and administrative proceedings, net of reversal
	(161,627)	(198,176)	(161,627)	(198,176)
Expenses on disposal of assets	(20,324)	(7,421)	(20,324)	(7,421)
Other expenses	(15,933)	(17,991)	(16,679)	(17,991)
	(298,343)	(327,088)	(305,556)	(327,088)

Other revenues (expenses), net	(187,953)	(220,830)	(190,358)	(221,025)

(i) Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

32.       Financial revenues

	Parent company		Consolidated
	September 2022	September 2021	September 2022	September 2021

Finance revenues	1,193,757	1,227,542	1,219,700	1,227,542
Interest on financial investments	390,647	169,020	414,532	169,020
Interest received from clients	19,905	22,071	20,965	22,071
Swap interest	240,838	105,955	240,838	105,955
Interest on lease	20,974	17,948	20,974	17,948
Inflation adjustment (i)	146,596	165,629	146,596	165,629
Other derivatives (ii)	137,891	232,748	137,891	232,748
Foreign exchange variation (iii)	177,967	255,221	177,967	255,221
Foreign exchange swap (iv)	49,872	258,455	49,872	258,455
Other revenue	9,067	495	10,065	495

(i)	A substantial part is related to the monetary restatement on judicial and administrative proceedings and judicial deposits.

(ii)	This is mainly the difference between the market value and the cost of the share subscription options related to the operational partnership with Banco C6, started in 2020, to which the Company was entitled in the period due to the achievement of targets. Until September 30, 2022, the Company obtained the subscription right for the 5th, 6th and 7th contractual targets, generating an effect of R$ 117,520 (R$ 232,748 in 2021). The market value was calculated based on information available in the last investment transaction carried out by the partner and disclosed in the market. The disclosures of this derivative financial instrument are detailed in note 38, which was measured at fair value, and will subsequently be measured in the Company’s income, also considering the risks related to arbitration disclosed in note 29.

103

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

(iii)	It mainly refers to the foreign exchange variation of loans and financing in foreign currency, hedged by derivative financial instruments to mitigate risks.

(iv)	Refers mainly to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (Note 38).

33.       Financial expenses

	Parent company		Consolidated
	September 2022	September 2021	September 2022	September 2021

Financial expenses	(2,118,814)	(1,700,162)	(2,308,630)	(1,700,162)
Interest on loans and financing	(82,349)	(62,872)	(82,349)	(62,872)
Interest on taxes and fees	(126,370)	(40,339)	(139,329)	(40,339)
Swap interest	(500,776)	(213,503)	(500,776)	(213,503)
Interest on lease	(793,073)	(600,384)	(957,339)	(600,384)
Inflation adjustment (i)	(195,784)	(167,736)	(206,455)	(167,736)
Discounts granted	(34,551)	(40,721)	(35,230)	(40,721)
Foreign exchange variation (ii)	(212,576)	(283,055)	(212,576)	(283,055)
Foreign exchange swap (iii)	(5,285)	(231,644)	(5,285)	(231,644)
Other expenses	(168,050)	(59,908)	(169,291)	(59,908)

(i) A major portion related to: (i) inflation adjustment on legal proceedings, in the amount of R$ 111,633, see Note 25 (R$ 117,382 on September 30, 2021) and (ii) inflation adjustment on loans and financing and authorizations, in the amount of R$ 59,299 (R$ 50,354 on September 30, 2021).

(ii) It mainly refers to the foreign exchange variation of loans and financing in foreign currency, hedged by derivative financial instruments to mitigate risks.

(iii) Refers mainly to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (note 38).

104

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

34.       Expense with current and deferred income tax and social contribution

	Parent Company		Consolidated
	September 2022	September 2021	September 2022	September 2021
Current income tax and social contribution taxes
Income tax for the period	(129,271)	182,629	(129,271)	182,629
Social contribution for the period	(41,229)	92,919	(41,229)	92,919
Tax incentive – SUDENE/SUDAM (i)	97,270	138,127	97,270	138,127
	(73,230)	413,675	(73,230)	413,675
Deferred income tax and social contribution
Deferred income tax	(4,535)	(6,594)	81,026	(6,594)
Deferred social contribution	(6,818)	(3,655)	24,713	(3,655)
	(11,353)	(10,249)	105,739	(10,249)
	(84,583)	403,426	32,509	403,426

The reconciliation of income tax expense and social contribution calculated by applying the combined tax rates with the values reflected in the result is shown below:

	Parent Company		Consolidated
	September 2022	September 2021	September 2022	September 2021

Profit before income tax and social contribution	1,217,150	1,538,449	1,100,058	1,538,449
Combined tax rate	34%	34%	34%	34%
Combined tax rate on income tax and social contribution
	(413,831)	(523,073)	(374,020)	(523,073)
(Additions) / deletions:
Equity in earnings	(88,369)	-	(13,259)	-
Permanent additions and exclusions:
Non-taxable revenues	27,314	11,741	144,083	11,741
Non-deductible expenses for tax purposes	(27,924)	(21,271)	(108,127)	(21,271)
Tax incentive – SUDENE/SUDAM (i)	97,270	138,127	97,270	138,127
Tax benefit related to interest on shareholders’ equity	321,300	165,750	321,300	165,750
Other amounts (ii)	(343)	632,152	(50,114)	632,152
	329,248	926,499	391,153	926,499
Income tax and social contribution recorded in income (loss) for the year
	(84,583)	403,426	32,509	403,426
Effective rate	6.95%	(26.22) %	(2.96) %	(26.22) %

(i) As mentioned in Note 27 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. TIM S.A. has tax benefits that fall under these rules.

105

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

(ii) In the second quarter of 2021, there was a positive impact of R$ 87 million arising from the write-off of assets and reversal of the provision for income tax and social contribution, set up in 2009, due to the partial success in an administrative proceeding related to the merger of the company TIM Nordeste by TIM Celular.

As mentioned in note 9, in September 2021, the Federal Supreme Court (STF), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. Although the aforementioned decision is still pending publication, as well as the specific TIM lawsuit is still pending judgment, TIM recorded its best estimate to date, in the amount of R$ 534 million, since the likelihood of a favorable outcome for the Company becomes probable.

35.       Earnings per share

The balances presented below represent the individual and consolidated amounts.

(a)       Basic

Basic profit per share is calculated by dividing the profit attributable to the shareholders of the company by the weighted average amount of shares issued during the period.

	September 2022	September 2021

Income attributable to the shareholders of the company	1,132,567	1,941,875

Weighted average number of common shares issued (thousands)	2,420,074	2,420,382

Basic earnings per share (expressed in R$)	0.47	0.80

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding to assume the conversion of all potential dilutive shares.

	September 2022	September 2021

Income attributable to the shareholders of the company	1,132,567	1,941,875

Weighted average number of common shares issued (thousands)	2,420,288	2,420,682

Diluted earnings per share (in R$)	0.47	0.80

106

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

The calculation of diluted earnings per share considered 214,000 (300 thousands on September 30, 2021) shares related to the long-term, as mentioned in Note 28.

36.       Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies, subsidiaries and associated companies are as follows:

Assets

	Parent company		Consolidated
	September 2022	December 2021	September 2022

Telecom Italia Sparkle (i)	3,402	1,414	3,402
Gruppo Havas (vi)	27,467	83,613	27,467
TI Sparkle (iii)	2,955	5,084	2,955
TIM Brasil (vii)	22,702	23,069	22,702
Telecom Italia S.p.A. (ii)	899	1,502	899
I Systems (ix)	16,829	5,879	16,819
Cozani (x)	2,059	-	-
Other	674	674	674
Total	76,987	121,235	74,918
	Liabilities
	Parent company		Consolidated
	September 2022	December 2021	September 2022

Telecom Italia S.p.A. (ii)	61,899	71,288	61,899
Telecom Italia Sparkle (i)	8,842	3,689	8,842
TI Sparkle (iii)	14,232	10,205	14,232
TIM Brasil (iv)	10,856	6,558	10,856
Vivendi Group (v)	2,503	1,238	2,503
Gruppo Havas (vi)	81,766	19,794	81,766
I Systems (viii)	48,226	31,596	48,226
Cozani (x)	1,509	-	-
Other	20,756	4,585	20,756

Total	250,589	148,953	249,080

107

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

	Revenue
	Parent Company		Consolidated
	September 2022	September 2021	September 2022	September 2021

Telecom Italia S.p.A. (ii)	1,638	877	1,638	877
Telecom Italia Sparkle (i)	2,665	242	2,665	242
TI Sparkle (iii)	1,640	2,507	1,640	2,507
I Systems (ix)	27,417	-	27,417	-
Cozani (x)	6,083	-	-	-
Total	39,443	3,626	33,360	3,626

	Cost / Expense
	Parent Company		Consolidated
	September 2022	September 2021	September 2022	September 2021

Telecom Italia S.p.A. (ii)	75,496	74,278	75,496	74,278 291,899
Telecom Italia Sparkle (i)	11,827	17,607	11,827	17,607
TI Sparkle (iii)	13,697	12,939	13,697	12,939
Vivendi Group (v)	3,013	1,185	3,013	1,185
Gruppo Havas (vi)	275,872	167,497	275,872	167,497
I Systems (viii)	273,412	-	273,412	-
Cozani (x)	9,936	-	-	-
Other	17,629	18,393	17,629	18,393
Total	680,882	291,899	670,946	291,899

108

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

(i) amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii) The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s net revenue, with payment made on a quarterly basis.

(iii) Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv) Mainly refer to judicial deposits made on account of labor claims and transfers of employees.

(v) the values refer to Value Added Services-VAS.

(vi) From the values described above, in the result, they refer to advertising services, of which, R$ 248,527 (R$ 138,545 on September 30, 2021), are related to media transfers.

(vii) Refer to judicial deposits made on account of labor claims.

(viii) The amounts refer to fiber infrastructure capacity services.

(ix) The amounts are related to services provided by TIM S.A., mainly related to network operation and maintenance in the scope of Transition Service Agreement, signed when closing the transaction.

(x) Refers to contracts related to the operation of telecommunications services, including interconnection, roaming, assignment of means and co-billing agreements.

The company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On September 30, 2022, the Company invested R$ 3,137 (R$ 7,111 on September 30, 2021).

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

37.       Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	September 2022	September 2021

Short-term benefits	24,337	22,854
Other long-term benefits	-	1,052
Share-based remuneration	28,770	10,172
	53,107	34,078

109

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

38.       Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through profit or loss. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

Initially, derivatives are recognized at fair value on the date a derivative contract is concluded and are subsequently remeasured at fair value. The company does not apply “hedge accounting”.

The company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors that the company is exposed to are as follows:

(i) Exchange rate risks

The risks of foreign exchange variations relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

On September 30, 2022 and December 31, 2021, the Company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

(ii) Interest rate risks

Interest rate risks relate to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures, financing to BNDES and BNB and the exposure to a rate linked to the debt with BNP Paribas, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on September 30, 2022 and December 31, 2021, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on September 30, 2022 and December 31, 2021 or revenues from services rendered during the periods ended September 30, 2022 and 2021.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of merchandise sales revenue during the periods ended September 30, 2022 and December 31, 2021. There are no customers who contributed more than 10% of the net receivables from the sale of goods as of September 30, 2022 and September 30, 2021.

(v)       Liquidity risk

- Liquidity risk arises from the need for cash before the obligations assumed. The company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity.

- The management of liquidity and cash flow of the Company are performed on a daily basis to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain the schedule of operating and financial commitments.

- All financial investments of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or, iii) sell assets to increase liquidity.

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, external regulatory or legal requirements.

The risk is related to the possibility of the company computing losses derived from the difficulty of redemption of short-term financial investments and swap contracts, due to possible insolvency of counter-parties. The company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

111

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)
	September 2022		December 2021
	Assets	Liabilities	Assets	Liabilities

Derivative transactions	288,485	420,217	198,027	208,787
Other derivatives (i)	580,111	-	457,892	-
	868,596	420,217	655,919	208,787

Current portion	(167,884)	(388,877)	(134,292)	(194,837)
Non-current portion	700,712	31,340	521,627	13,950

(i) Other derivatives are instruments of share subscription options represent the option of the Company to subscribe 5.16% of the shares of C6 capital, where the Group/Company paid a share subscription premium in the amount of R$ 22.4 million. As required by IFRS 9, the financial instrument must be valued at its fair value that on September 30, 2022 and December 31, 2021 corresponds to R$ 580 million and R$ 458 million, respectively. The impact of the mark-to-market of the stock conversion option calculated, of R$ 557.7 million, represents the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and will be subsequently verified in the company’s results for the year, also considering the arbitration risks disclosed in Note 29.

In October 2022, the Company obtained the right to vesting of the 8th tranche of the Subscription Bonus to indirectly take part to the C6 share capital as due to the achievement of 8th level of goals agreed in the ambit of partnership, which means the accumulated indirect interest of roughly 5.52% of C6’s share capital.

The long-term derivative financial instruments at September 30, 2022 are due in accordance with the following schedule:

Assets

2023	78,086
2024	35,887
>2025	586,739
700,712

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 21 and 17.

Financial instruments measured at fair value:

	September 2022
	Level 1	Level 2	TOTAL

Total assets	1,419,028	868,596	2,287,624

Financial assets at fair value through profit or loss	1,419,028	868,596	2,287,624

Derivative financial instruments	-	288,485	288,485
Other derivatives	-	580,111	580,111
Marketable securities	1,419,028	-	1,419,028

Total liabilities	-	420,217	420,217

Financial liabilities at fair value through result	-	420,217	420,217

Derivative financial instruments	-	420,217	420,217
	December 2021
	Level 1	Level 2	TOTAL

Total assets	4,579,528	655,919	5,235,447

Financial assets at fair value through profit or loss	4,579,528	655,919	5,235,447

Derivative financial instruments	-	198,027	198,027
Other derivatives	-	457,892	457,892
Marketable securities	4,579,528	-	4,579,528

Total liabilities	-	208,787	208,787

Financial liabilities at fair value through profit or loss	-	208,787	208,787

Derivative financial instruments	-	208,787	208,787

112

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

The fair value of financial instruments traded on active markets is based on market prices quoted on the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a Stock Exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (e.g. over-the-counter derivatives) is determined through the use of valuation techniques. These valuation techniques maximize the use of data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If one or more relevant information is not based on data adopted by the market, the instrument shall be included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or quotes of financial institutions or brokers for similar instruments.
•	The fair value of interest rate swaps is calculated by the present value of estimated future cash flows based on the yield curves adopted by the market.
•	Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

Financial assets and liabilities by Category

The financial instruments of the company by category can be summarized as follows:

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

September 30, 2022

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	6,644,666	2,287,624	8,932,290

Derivative financial instruments	-	288,485	288,485
Other derivatives	-	580,111	580,111
Trade accounts receivable and other accounts receivable, excluding prepayments	3,405,564	-	3,405,564
Marketable securities	-	1,419,028	1,419,028
Cash and cash equivalents	2,295,529	-	2,295,529
Leases	245,679	-	245,679
Judicial deposits	684,629	-	684,629
Other amounts recoverable	13,265	-	13,265

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	21,742,806	420,217	22,163,023

Loans and financing	4,781,156	-	4,781,156
Derivative financial instruments	-	420,217	420,217
Suppliers and other obligations, excluding legal obligations	3,850,309		3,850,309
Lease liabilities	12,633,524	-	12,633,524
Dividends and interest on shareholders' equity payable	477,817	-	477,817

December 31, 2021

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	9,472,377	5,235,447	14,707,824

Derivative financial instruments	-	198,027	198,027
Other derivatives	-	457,892	457,892
Trade accounts receivable and other accounts receivable, excluding prepayments	3,253,207	-	3,253,207
Marketable securities	-	4,579,528	4,579,528
Cash and cash equivalents	5,228,615	-	5,228,615
Leases	243,121	-	243,121
Judicial deposits	718,773	-	718,773
Other amounts recoverable	28,661	-	28,661

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	16,709,988	208,787	16,918,775

Loans and financing	3,845,465	-	3,845,465
Derivative financial instruments	-	208,787	208,787
Suppliers and other obligations, excluding legal obligations	3,267,404	-	3,267,404
Lease liabilities	9,063,539	-	9,063,539
Dividends and interest on shareholders' equity payable	533,580	-	533,580

114

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

Regular purchases and sales of financial assets are recognized on the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in fair value are recorded in the profit and loss for the year, in the financial revenues and expenses’ group.

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

As of September 30, 2022, there are no types of margins or guarantees applied to the company's derivative transactions.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, net worth and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the company and in force on September 30, 2022 and December 31, 2021 are shown in the following table:

September 30, 2022

	COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	SWAP type	Debt	SWAP	Total Debt	Total swap (Long position)¹		Active Tip	Short position
USD	LIBOR x DI	KFW/ Finnvera	JP Morgan and Bank of America	229,901	229,901	100%	LIBOR 6M + 0.75% p.a.	79.00% to 92.59% of CDI
BRL	IPCA x DI	BNB	XP and ITAU	247,503	247,423	100%	IPCA + 1.22–1.49% p.a.	67.73–69.50% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	1,636,531	1,639,669	100%	1.73–3.80% p.a.	CDI + 1.05–108.95% CDI
BRL	PRE x DI	BNP Paribas	BNP Paribas	506,204	507,068	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,802,784	1,802,784	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	388,719	388,719	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, active tip includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

115

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

December 31, 2021

	COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	SWAP type	Debt	SWAP	Total Debt	Total swap (Long position)¹		Active Tip	Short position
USD	LIBOR x DI	KFW/ Finnvera	JP Morgan and Bank of America	282,474	282,474	100%	LIBOR 6M + 0.75% p.a.	79.00% to 92.59% of CDI
USD	PRE x DI	BNP Paribas	BNP Paribas	428,793	429,247	100%	3.32% p.a.	155% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	559,650	559,933	100%	1.73% p.a.	CDI + 1.05%
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,166	517,843	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,696,999	1,696,999	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	396,281	396,281	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, active tip includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

In March 2022, the Company entered into a call option transaction in the total notional amount of USD 63 million. The purpose of the operation is to hedge the Company from the effects of foreign exchange variation arising from its commercial contracts starting at R$ 4.96/USD 1.00. The operation consists of 9 options in the amount of US$ 7 million each and with maturity from April to December 2022. The options were acquired for the amount of R$ 17.1 million.

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), Libor and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, Libor and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

Sensitivity scenario		Fair value in USD, EUR, BRL and IPCA (1)	A) ∆ Accumulated variation in debt	Fair value of the active tip of the swap (+)	Fair value of the passive tip of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final Result (B-A)

	Set./22	4,132,838	-	4,132,838	- 4,275,032	- 142,194	-	-

CDI	probable	4,132,838	-	4,132,838	- 4,275,032	- 142,194	-	-
	possible	4,131,505	- 1,333	4,131,505	- 4,327,685	- 196,180	- 53,985	- 52,652
	remote	4,130,243	- 2,595	4,130,243	- 4,379,162	- 248,919	- 106,725	- 104,130
USD	probable	4,132,838	-	4,132,838	- 4,275,032	- 142,194	-	-
	possible	4,587,580	454,742	4,587,580	- 4,275,032	312,547	454,742	-
	remote	5,042,321	909,483	5,042,321	- 4,275,032	767,289	909,483	-
Libor	probable	4,132,838	-	4,132,838	- 4,275,032	- 142,194	-	-
	possible	4,136,427	3,589	4,136,427	- 4,275,032	- 138,605	3,589	-
	remote	4,140,016	7,178	4,140,016	- 4,275,032	- 135,016	7,178	-
IPCA	probable	4,132,838	-	4,132,838	- 4,275,032	- 142,194	-	-
	possible	4,008,713	- 124,125	4,008,713	- 4,275,032	- 266,319	- 124,125	-
	remote	3,893,691	- 239,147	3,893,691	- 4,275,032	- 381,341	- 239,147	-

(1) (KFW Finnvera, Scotia, BNB, BNP Paribas, Debenture and BNDES).

Risk variable	Sensitivity scenario	CDI	USD	LIBOR	IPCA

CDI	probable	13.65%	5.4066	2.88%	7.17%
	possible	17.06%	5.4066	2.88%	7.17%
	remote	20.48%	5.4066	2.88%	7.17%
USD	probable	13.65%	5.4066	2.88%	7.17%
	possible	13.65%	6.7583	2.88%	7.17%
	remote	13.65%	8.1099	2.88%	7.17%
Libor	probable	13.65%	5.4066	2.88%	7.17%
	possible	13.65%	5.4066	3.60%	7.17%
	remote	13.65%	5.4066	4.32%	7.17%
IPCA	probable	13.65%	5.4066	2.88%	7.17%
	possible	13.65%	5.4066	2.88%	8.96%
	remote	13.65%	5.4066	2.88%	10.76%

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on September 30, 2022 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

117

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

Table with gains and losses on derivatives in the period

	September 2022	September 2021
Net income from derivative operations	(215,350)	(80,737)
Income (loss) from operations with other derivatives	117,520	232,748

Capital Management

The group's objectives in managing its capital are to safeguard the group's ability to continue to deliver return to shareholders and benefits to other stakeholders, as well as maintain a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt.

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

Parent Company

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2021	3,845,465	9,063,539	(447,132)
Inflows	1,249,128	1,808,682	(132,166)
Cancellations	-	(61,899)	-
Financial expenses	237,292	797,426	259,937
Foreign exchange variations, net	44,487	-	(44,587)
Payment	(595,216)	(1,712,110)	(84,431)

September 30, 2022	4,781,156	9,895,638	(448,379)

Consolidated

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2021	3,845,465	9,063,539	(447,132)
Inflows	1,249,128	1,808,682	(132,166)
Cozani acquisition – opening balance 04/30/2022	-	2,929,448	-
Cancellations	-	(61,899)	-
Financial expenses	237,292	963,313	259,937
Foreign exchange variations, net	44,487	-	(44,587)
Payment	(595,216)	(2,069,559)	(84,431)

September 30, 2022	4,781,156	12,633,524	(448,379)

	Loans and financing	Leases	Derivative financial instruments (assets) liabilities

December 31, 2020	2,345,032	8,378,835	(465,923)
Inflows	2,672,000	1,168,948	(242,143)
Remeasurement	-	(172,606)	-
Financial expenses	68,878	612,077	107,547
Foreign exchange variations, net	26,699	-	(26,811)
Payments	(1,697,943)	(1,475,006)	248,180

September 30, 2021	3,414,666	8,512,248	(379,150)

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

39.       Defined benefit pension plans and other post-employment benefits

	September 2022	December 2021

PAMEC/asset policy and medical plan	6,492	6,492

ICATU, SISTEL and VIVEST

The Company has been sponsoring defined benefit private pension plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of the Sistel Foundation for Social Security and the ICATU multi-sponsor fund. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

 Such pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for active and assisted employees with defined benefit characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

TIMPREV Plan (South and Northeast): pension plan for active and assisted employees with defined contribution characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

Administration agreement: administration agreement for retirement payment to retirees and pensioners of the company's predecessors. Said plan is managed by ICATU Fundo MULTIPATROCINADO;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo. Currently, the plan is in the process of Withdrawal of Sponsorship with the National Superintendence of Complementary Pensions (PREVIC).

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

40.       Insurance

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, as of September 30, 2022, the company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits
Operational Risks	R$ 550,000
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 30,000
Automobile (executive and operational fleet)	R$ 1,000 for optional civil liability (property damage and bodily harm) and R$ 100 for pain and suffering.

41. Supplementary information to the cash flow

	Parent Company		Consolidated
	September 2022	September 2021	September 2022	September 2021
Non-cash transactions

Additions to property, plant and equipment and intangible assets - with no effect on cash	(1,691,524)	(1,071,593)	(1,693,144)	(1,071,593)
Increase in lease liabilities - no effect on cash	1,691,524	1,071,593	1,693,144	1,071,593

42.       Subsequent events

Distribution of JSCP

The Company’s Board of Directors approved the distribution of
R$ 480,000 of Interest on Shareholders’ Equity as of September 12, 2022. Payment will be made in two installments. The payment of the first installment took place on October 31, 2022, while the second installment will be settled until January 31, 2023, and the date for identifying the shareholders entitled to receive such amounts took place on September 21, 2022.

Changes to the adjusted closing price for the acquisition of Oi’s mobile assets and start of the arbitration procedure

In a Material Fact released on September 19, 2022, TIM communicated that the Buyers (TIM, Telefônica Brasil S.A. and Claro S.A.) of the mobile assets of Oi Móvel S.A. (“Seller”) identified differences in the assumptions and calculation criteria, under the terms of the Share Purchase Agreement and Other Covenants (“SPA”), justify a proposal to change the Adjusted Closing Price (“ACP”) on behalf of TIM in approximately R$ 1.4 billion. In addition to the differences regarding the ACP, differences have been identified regarding the SPE Cozani contracts with companies providing mobile infrastructure services (lease of sites/towers), which, under the terms of the SPA, give rise to an indemnity from the Seller to TIM of approximately R$ 231 million. As a result of the differences found, the amount of R$ 634 million was withheld by the Company.

In a Material Fact released on October 3, 2022, considering the Seller’s express violation of the dispute resolution mechanisms provided for in the SPA, TIM communicated that the Buyers had no other alternative but to file an arbitration procedure with the Market Arbitration Chamber of B3 S.A. - Brasil, Bolsa, Balcão against the Seller to determine the effective amount of the adjustment to the ACP, in the form of the SPA.

In a Material Fact released on October 4, 2022, the Company was surprised by news published by the press and by a Material Fact released by the Seller on the aforementioned date that a preliminary decision had been handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining the deposit in court by the Buyers of approximately R$ 1.53 billion – of which approximately R$ 670 million by TIM – in an account linked to the court-ordered reorganization process of Oi, where it will be safeguarded until a later decision by the arbitration court. Said deposit has already been made, remaining in an account linked to the Court pending the installation of the Court of Arbitration.

TIM appealed the decision and, on October 17, 2022, the Superior Court of Justice, in a monocratic decision, rejected the appeal of TIM and the other Buyers. Thus, on October 19, 2022, TIM deposited the amount of R$ 670 million in guarantee for the Court of the 7th Business Court of the Judicial District of Rio de Janeiro.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly financial statements, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on September 30th, 2022, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, November 7th, 2022.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	ANNA MARIA CERENTINI GOUVÊA GUIMARÃES Member of the Fiscal Council
ELIAS DE MATOS BRITO Member of the Fiscal Council

121

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer), Camille Loyo Faria (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Fabio Mello de Avellar (Chief Revenue Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Leonardo de Carvalho Capdeville (Chief Technology Information Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 27, paragraph 1, item VI of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the Company’s Financial Statements for the period ended September 30th, 2022.

Rio de Janeiro, November 7th, 2022.

ALBERTO MARIO GRISELLI Diretor Presidente (Chief Executive Officer)	CAMILLE LOYO FARIA Diretora Financeira e Diretora de Relação com Investidores (Chief Financial Officer and Investor Relations Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer FABIO MELLO DE AVELLAR Chief Revenue Officer	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

122

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer), Camille Loyo Faria (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Fabio Mello de Avellar (Chief Revenue Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Leonardo de Carvalho Capdeville (Chief Technology Information Officer, as Statutory Officers of TIM S.A., declare, in accordance with Section 27, paragraph 1, item V of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the period ended September 30th, 2022.

Rio de Janeiro, November 7th, 2022.

ALBERTO MARIO GRISELLI Diretor Presidente (Chief Executive Officer)	CAMILLE LOYO FARIA Diretora Financeira e Diretora de Relação com Investidores (Chief Financial Officer and Investor Relations Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer
FABIO MELLO DE AVELLAR Chief Revenue Officer

123

TIM S.A. NOTES TO THE QUARTERLY INFORMATION As of September 30, 2022 - continued (In thousands of Reais, except as otherwise stated)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 7, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer